Exhibit 99-2
                                                                    ------------


                        Makhteshim-Agan Industries Ltd.

                              Financial Statements
                            As at December 31, 2005

                                                 Makhteshim-Agan Industries Ltd.

Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Contents


                                                                            Page


Auditors' Report                                                               2


Consolidated Balance Sheets                                                    3


Company Balance Sheets                                                         4


Consolidated Statements of Income                                              5


Company Statements of Income                                                   6


Statements of Changes in Shareholders' Equity                                  7


Consolidated Statements of Cash Flows                                          9


Company Statements of Cash Flows                                              11


Notes to the Financial Statements                                             13


Appendix to the Financial Statements - Schedule of Investee Companies         89

[KPMG GRAPHIC OMITTED]

         Somekh Chaikin                              Telephone  972 3  684  8000
              KPMG Millennium Tower                  Fax        972 3  684  8444
              17 Ha'arba'a Street, PO Box 609        Internet   www.kpmg.co.il
              Tel Aviv 61006 Israel



Report of Independent Registered Public Accounting Firm

The Shareholders of Makhteshim-Agan Industries Ltd.

We have audited the accompanying balance sheets of Makhteshim-Agan Industries Ltd. (hereinafter - "the Company") as at December 31, 2005 and 2004, and the consolidated balance sheets of the Company and its subsidiaries (hereinafter - the "consolidated") as at such dates, and the related statements of income, changes in shareholders' equity and cash flows - Company and consolidated - for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, which statements constituting 3.3% and 5% of the total consolidated assets as at December 31, 2005 and 2004, respectively, and total revenues constituting 3.4%, 4% and 6% of the total consolidated revenues for each of the years in the three year period ended December 31, 2005, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those companies, is based solely on such reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and by its Management, as well as evaluating the overall financial-statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of other auditors, the financial statements referred to above present fairly, all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries, as at December 31, 2005 and 2004, and their results of the operations, the changes in the shareholders' equity and their cash flows - Company and consolidated - for each of the years in the three year period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel. Furthermore, in our opinion, these statements are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

Accounting Principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information related to the nature and effect of such differences is presented in Note 34 of the financial statements.

As explained in Note 2A., these financial statements are prepared in U.S. dollars, which the company has designated as its functional currency.


Somekh Chaikin
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
March 8, 2006


                    Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG
                       International, a Swiss cooperative.


Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------------

                                                                                 As at December 31
                                                                          -------------------------------
                                                                                   2005              2004
                                                                          -------------     -------------
                                                                 Note     US$ thousands     US$ thousands
                                                        -------------     -------------     -------------
Current assets
Cash and cash equivalents                                                        71,293            40,477
Short-term investments                                                            1,269             1,563
Trade receivables                                                   3           383,246           369,209
Other receivables                                                   4            86,414            77,219
Inventories                                                         6           566,416           460,870
                                                                          -------------     -------------

                                                                              1,108,638           949,338
                                                                          -------------     -------------


Long-term investments, loans and receivables                        8            22,684            22,070
                                                                          -------------     -------------

Fixed assets                                                        9
Cost                                                                            884,480           824,544
Less - accumulated depreciation                                                 421,114           388,805
                                                                          -------------     -------------

                                                                                463,366           435,739
                                                                          -------------     -------------

Other long-term assets and deferred expenses                       10
Cost                                                                            812,516           743,310
Less - accumulated amortization                                                 277,462           215,890
                                                                          -------------     -------------

                                                                                535,054           527,420
                                                                          -------------     -------------


                                                                          -------------     -------------

                                                                              2,129,742         1,934,567
                                                                          =============     =============


                                                                                                        2


                                                                          Makhteshim-Agan Industries Ltd.

---------------------------------------------------------------------------------------------------------

                                                                                 As at December 31
                                                                          -------------------------------
                                                                                   2005              2004
                                                                          -------------     -------------
                                                                 Note     US$ thousands     US$ thousands
                                                        -------------     -------------     -------------
Current liabilities
Credit from banks                                                  11           248,038           140,021
Trade payables                                                     12           338,598           325,945
Other payables                                                     13           197,173           192,405
Proposed dividend payable                                                        14,058            11,200
                                                                          -------------     -------------

                                                                                797,867           669,571
                                                                          -------------     -------------

Long-term liabilities
Loans from banks                                                   14            35,584            93,023
Convertible debentures                                             15                 -           150,000
Other long-term liabilities                                        16             4,314             9,337
Deferred taxes, net                                                17            59,801            54,354
Employee severance benefits, net                                   18            28,014            26,709
                                                                          -------------     -------------

                                                                                127,713           333,423
                                                                          -------------     -------------

Minority interest                                                                28,586            18,756
                                                                          -------------     -------------

Commitments and contingent liabilities                             19

Convertible debentures                                             15            40,479            38,322
                                                                          -------------     -------------

Shareholders' equity                                               21         1,135,097           874,495
                                                                          -------------     -------------



                                                                          -------------     -------------

                                                                              2,129,742         1,934,567
                                                                          =============     =============




----------------------------------     ----------------------------------     ----------------------------------
Danny Biran                            Shlomo Yanai                           Eli Assraf
Chairman of the Board of Directors     Chief Executive Officer                Chief Financial Officer

Approval date of the financial statements:  March 8, 2006


The notes and appendix to the financial statements are an integral part thereof.

                                                                                                        3


                                                                          Makhteshim-Agan Industries Ltd.

Company Balance Sheets
----------------------------------------------------------------------------------------------------------

                                                                                 As at December 31
                                                                          -------------------------------
                                                                                   2005              2004
                                                                          -------------     -------------
                                                                 Note     US$ thousands     US$ thousands
                                                        -------------     -------------     -------------
Current assets
Cash and cash equivalents                                                         8,837             2,649
Short-term investments                                                                -             1,900
Other receivables                                                   4            14,613            11,699
Loans to investee companies                                         5            39,880            30,959
                                                                          -------------     -------------
                                                                                 63,330            47,207
                                                                          -------------     -------------
Long-term investments, loans and receivables
Investee companies                                                  7         1,171,531         1,008,999
Bank deposits                                                       8            19,176            19,016
Deferred taxes, net                                                17             7,234             6,674
                                                                          -------------     -------------
                                                                              1,197,941         1,034,689
                                                                          -------------     -------------

Office furniture and equipment, net                                                 769               601
                                                                          -------------     -------------

Deferred expenses                                                  10               346             2,458
                                                                          -------------     -------------
                                                                              1,262,386         1,084,955
                                                                          =============     =============

Current liabilities
Credit from banks                                                  11            59,000                 -
Other payables                                                     13             9,887             6,760
Proposed dividend payable                                                        14,200            11,200
                                                                          -------------     -------------
                                                                                 83,087            17,960
                                                                          -------------     -------------
Long-term liabilities
Convertible debentures                                             15                 -           150,000
Employee severance benefits, net                                   18             4,136             4,591
                                                                          -------------     -------------
                                                                                  4,136           154,591
                                                                          -------------     -------------

Commitments and contingent liabilities                             19

Convertible debentures                                             15            40,066            37,909
                                                                          -------------     -------------

Shareholders' equity                                               21         1,135,097           874,495
                                                                          -------------     -------------

                                                                              1,262,386         1,084,955
                                                                          =============     =============




----------------------------------     ----------------------------------     ---------------------------
Danny Biran                            Shlomo Yanai                           Eli Assraf
Chairman of the Board of Directors     Chief Executive Officer                Chief Financial Officer

Approval date of the financial statements:  March 8, 2006


The notes and appendix to the financial statements are an integral part thereof.

                                                                                                        4


                                                                                             Makhteshim-Agan Industries Ltd.

Consolidated Statements of Income
----------------------------------------------------------------------------------------------------------------------------

                                                                                      For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005              2004               2003
                                                                          -------------     -------------      -------------
                                                                 Note     US$ thousands     US$ thousands      US$ thousands
                                                        -------------     -------------     -------------      -------------
Revenues                                                           23         1,740,717         1,539,702          1,177,255
Cost of sales                                                      24         1,059,715           943,908            730,305
                                                                          -------------     -------------      -------------

Gross profit                                                                    681,002           595,794            446,950
                                                                          -------------     -------------      -------------

Expenses
Research and development, net                                      25            20,628            19,480             16,820
Selling and marketing                                              26           267,918           220,212            163,836
General and administrative                                         27            61,386            66,915             53,899
                                                                          -------------     -------------      -------------

                                                                                349,932           306,607            234,555
                                                                          -------------     -------------      -------------

Operating income                                                                331,070           289,187            212,395

Financing expenses, net                                            28            34,573            27,571             37,956
                                                                          -------------     -------------      -------------

Income before other expenses, net                                               296,497           261,616            174,439

Other expenses, net                                                29            44,211            42,735             38,245
                                                                          -------------     -------------      -------------

Income before taxes on income                                                   252,286           218,881            136,194

Taxes on income                                                    17            39,952            52,334             32,618
                                                                          -------------     -------------      -------------

Income after taxes on income                                                    212,334           166,547            103,576

Minority interest in income of
 subsidiaries, net                                                               (4,816)           (1,020)              (802)
                                                                          -------------     -------------      -------------

Income from continuing operations                                               207,518           165,527            102,774

Cumulative effect as at beginning of the
 year of change in accounting method                             2(R)            (2,025)                -                  -
                                                                          -------------     -------------      -------------

Net income                                                                      205,493           165,527            102,774
                                                                          =============     =============      =============

                                                                                    US$               US$                US$
                                                                          -------------     -------------      -------------
Earnings per share                                                  31
Basic earnings per share of NIS 1 par value                                        0.44              0.39               0.26
                                                                          =============     =============      =============

Fully diluted earnings per share of NIS 1
 par value                                                                         0.44              0.37               0.25
                                                                          =============     =============      =============

The notes and appendix to the financial statements are an integral part thereof.

                                                                                                                           5


                                                                                             Makhteshim-Agan Industries Ltd.

Company Statements of Income
----------------------------------------------------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005              2004               2003
                                                                          -------------     -------------      -------------
                                                                 Note     US$ thousands     US$ thousands      US$ thousands
                                                        -------------     -------------     -------------      -------------
Income
Company's equity in income of investee
 companies, net                                                                 217,362           163,406            104,015
Management fees from investee companies                                          14,208            13,559             10,007
                                                                          -------------     -------------      -------------

                                                                                231,570           176,965            114,022
                                                                          -------------     -------------      -------------

Expenses
Research and development, net                                                         -                 -                401
General and administrative                                         27            12,990            15,371             13,927
                                                                          -------------     -------------      -------------

                                                                                 12,990            15,371             14,328
                                                                          -------------     -------------      -------------

Operating income                                                                218,580           161,594             99,694

Financing expenses (income), net                                   28             9,055            (5,036)              (598)
                                                                          -------------     -------------      -------------

Income before other expenses                                                    209,525           166,630            100,292

Other expenses (income), net                                                          6             1,850                 (4)
                                                                          -------------     -------------      -------------

Income before taxes on income                                                   209,519           164,780            100,296

Taxes on income                                                    17             4,026              (747)            (2,478)
                                                                          -------------     -------------      -------------

Net income                                                                      205,493           165,527            102,774
                                                                          =============     =============      =============

                                                                                    US$               US$                US$
                                                                          -------------     -------------      -------------
Earnings per share                                                 31
Basic earnings per share of NIS 1 par value                                        0.44              0.39               0.26
                                                                          =============     =============      =============

Fully diluted earnings per share of NIS 1
 par value                                                                         0.44              0.37               0.25
                                                                          =============     =============      =============


The notes and appendix to the financial statements are an integral part thereof.

                                                                                                                           6


                                                                                      Makhteshim-Agan Industries Ltd.
Statements of Changes in Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------

                                                                                        Receipts from
                                                               Share         Premium      issuance of         Capital
                                                             capital       on shares          options        reserves
                                                       -------------   -------------    -------------   -------------
                                                       US$ thousands   US$ thousands    US$ thousands   US$ thousands
                                                       -------------   -------------    -------------   -------------
Balance as at December 31, 2002                             101,804         357,324            4,046          (7,279)
Employee options exercised                                      581            (581)               -               -
Conversion of convertible debentures into shares              1,270          11,331                -               -
Options exercised                                               138           1,469             (134)              -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -           1,886
Dividend                                                          -               -                -               -
Proposed dividend payable                                         -               -                -               -
Dividend proposed subsequent to the balance sheet date            -               -                -               -
Net income for the year ended December 31, 2003                   -               -                -               -
                                                       -------------   -------------    -------------   -------------

Balance as at December 31, 2003                             103,793         369,543            3,912          (5,393)
Employee options exercised                                      578            (578)               -               -
Conversion of convertible debentures into shares              3,974          35,581                -               -
Options exercised                                               913           9,637             (903)              -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -           2,825
Realization of treasure stoke (see
 Note 21C)                                                        -           3,304                -               -
Dividend                                                          -               -                -               -
Proposed dividend payable                                         -               -                -               -
Dividend proposed subsequent to the balance sheet date            -               -                -               -
Net income for the year ended December 31, 2004                   -               -                -               -
                                                       -------------   -------------    -------------   -------------

Balance as at December 31, 2004                             109,258         417,487            3,009          (2,568)



[TABLE CONTINUED]


                                                               Dividend                    Company shares
                                                               proposed                       held by the
                                                             subsequent                       Company and
                                                         to the balance         Retained             by a
                                                             sheet date         earnings       Subsidiary            Total
                                                        ---------------    -------------   --------------    -------------
                                                          US$ thousands    US$ thousands    US$ thousands    US$ thousands
                                                        ---------------    -------------   --------------    -------------
Balance as at December 31, 2002                                  9,500          157,940          (15,428)         607,907
Employee options exercised                                           -                -                -                -
Conversion of convertible debentures into shares                     -                -                -           12,601
Options exercised                                                    -                -                -            1,473
Adjustments deriving from translation of
 financial statements of investee companies                          -                -                -            1,886
Dividend                                                        (9,500)         (16,600)               -          (26,100)
Proposed dividend payable                                            -           (7,000)               -           (7,000)
Dividend proposed subsequent to the balance sheet date           7,200           (7,200)               -                -
Net income for the year ended December 31, 2003                      -          102,774                -          102,774
                                                        ---------------    -------------   --------------    -------------

Balance as at December 31, 2003                                  7,200          229,914          (15,428)         693,541
Employee options exercised                                           -                -                -                -
Conversion of convertible debentures into shares                     -                -                -           39,555
Options exercised                                                    -                -                -            9,647
Adjustments deriving from translation of
 financial statements of investee companies                          -                -                -            2,825
Realization of treasure stoke (see
 Note 21C)                                                           -                -            4,196            7,500
Dividend                                                        (7,200)         (25,700)               -          (32,900)
Proposed dividend payable                                            -          (11,200)               -          (11,200)
Dividend proposed subsequent to the balance sheet date          12,700          (12,700)               -                -
Net income for the year ended December 31, 2004                      -          165,527                -          165,527
                                                        ---------------    -------------   --------------    -------------

Balance as at December 31, 2004                                 12,700          345,841          (11,232)         874,495


                                                                                                                        7


                                                                                      Makhteshim-Agan Industries Ltd.
Statements of Changes in Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------

                                                                                        Receipts from
                                                               Share         Premium      issuance of         Capital
                                                             capital       on shares          options        reserves
                                                       -------------   -------------    -------------   -------------
                                                       US$ thousands   US$ thousands    US$ thousands   US$ thousands
                                                       -------------   -------------    -------------   -------------
Balance as at December 31, 2004                             109,258         417,487            3,009          (2,568)
Employee options exercised                                      416            (416)               -               -
Conversion of convertible debentures into shares              7,807         138,852                -               -
Options exercised                                             2,910          31,014           (3,009)              -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -          (2,701)
Realization of treasury stoke (see Note 21C)                      -           2,324                -               -
Acquisition of Company shares (see Note 21D)                      -               -                -               -
Tax benefit from options to employees                             -               -                -           1,554
Dividend                                                          -               -                -               -
Dividend proposed subsequent to the balance sheet date            -               -                -               -
Net income for the year ended December 31, 2005                   -               -                -               -
                                                       -------------   -------------    -------------   -------------
Balance as at December 31, 2005                             120,391         589,261                -          (3,715)
                                                       -------------   -------------    -------------   -------------


[TABLE CONTINUED]


                                                               Proposed                    Company shares
                                                               Dividend                       held by the
                                                             subsequent                       Company and
                                                             to balance         Retained             by a
                                                             sheet date         earnings       subsidiary            Total
                                                        ---------------    -------------   --------------    -------------
                                                          US$ thousands    US$ thousands    US$ thousands    US$ thousands
                                                        ---------------    -------------   --------------    -------------
Balance as at December 31, 2004                                 12,700          345,841          (11,232)         874,495
Employee options exercised                                           -                -                -                -
Conversion of convertible debentures into shares                     -                -                -          146,659
Options exercised                                                    -                -                -           30,915
Adjustments deriving from translation of
 financial statements of investee companies                          -                -                -           (2,701)
Realization of treasury stoke (see Note 21C)                         -                -            1,524            3,848
Acquisition of Company shares (see Note 21D)                         -                -          (65,661)         (65,661)
Tax benefit from options to employees                                -                -                 -           1,554
Dividend                                                       (12,700)         (46,805)                -         (59,505)
Dividend proposed subsequent to the balance sheet date           23,500         (23,500)                -               -
Net income for the year ended December 31, 2005                      -          205,493                 -         205,493
                                                        ---------------    -------------   --------------    -------------

Balance as at December 31, 2005                                  23,500         481,029          (75,369)       1,135,097
                                                        ---------------    -------------   --------------    -------------

The notes and appendix to the financial statements are an integral part thereof.

                                                                                                                        8


                                                                                             Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
Cash flows from operating activities
Net income                                                                      205,493           165,527            102,774
Adjustments to reconcile net income to net cash flows
 from operating activities (see A. below)                                       (22,335)           50,126            146,466
                                                                           -------------     -------------      -------------

Net cash provided by operating activities                                       183,158           215,653            249,240
                                                                           -------------     -------------      -------------

Cash flows from investing activities
Acquisition of fixed assets                                                     (50,415)          (38,823)           (33,606)
Investment grant received                                                         1,226               686              1,937
Additions to other assets                                                       (38,270)          (33,749)           (20,463)
Purchase of products and intangible assets                                            -                 -            (50,876)
Short-term investments, net                                                         194              (463)              (241)
Investments in newly consolidated companies (see B. below)                       (8,882)          (72,152)            (3,282)
Proceeds from disposal of fixed and other assets                                    334               574              2,049
Proceeds from sale of long-term investments                                           -             2,819                406
Other long-term investments                                                           -              (828)            (2,963)
Acquisition of minority interest in subsidiaries                                   (970)           (1,056)                 -
                                                                           -------------     -------------      -------------

Net cash used in investing activities                                           (96,783)         (142,992)          (107,039)
                                                                           -------------     -------------      -------------

Cash flows from financing activities
Receipt of long-term loans from banks                                             3,846            24,700             97,693
Repayment of long-term loans and liabilities from banks
 and others                                                                     (85,075)         (227,851)          (148,251)
Issuance of convertible debentures less issuance expenses                             -           147,450                  -
Realization of Company debentures by a subsidiary                                     -                 -              4,301
Increase (decrease) in short-term credit from banks and
 others, net                                                                    119,457             4,222            (84,801)
Proceeds from options exercised                                                  30,915             9,647              1,473
Acquisition of Company shares                                                   (65,661)                -                  -
Dividend to shareholders                                                        (56,647)          (39,900)           (26,100)
Dividend to minority shareholders in subsidiaries                                (2,394)             (301)              (241)
                                                                           -------------     -------------      -------------

Net cash used in financing activities                                           (55,559)          (82,033)          (155,926)
                                                                           -------------     -------------      -------------

Increase (decrease) in cash and cash equivalents                                 30,816            (9,372)           (13,725)

Cash and cash equivalents at beginning of the year                               40,477            49,849             63,574
                                                                           -------------     -------------      -------------

Cash and cash equivalents at end of the year                                     71,293            40,477             49,849
                                                                           =============     =============      =============


The notes and appendix to the financial statements are an integral part thereof.

                                                                                                                            9

                                                                                             Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
A.    Adjustments to reconcile net income to net
      cash flows from operating activities:

Revenues and expenses not affecting operating cash flows
Depreciation and amortization                                                    95,964            82,624             75,673
Adjustment of long-term liabilities to banks and others                          (1,127)            1,791              2,537
Minority interest in income of subsidiaries, net                                  4,816             1,020                802
Increase in employee severance benefits, net                                      1,533             1,973              4,358
Deferred taxes, net                                                               7,830              (163)             3,233
Amortization of discount on convertible debentures                                  497               916                978
Capital loss on disposal of fixed and other assets, net                           1,665               511                858
Provision for loss with respect to options granted to
 employees of subsidiaries                                                           55             2,090                330
Gain on issuance of a subsidiary to a third party                                     -              (926)                 -

Changes in operating assets and liabilities
Increase in trade and other receivables                                         (17,076)          (53,236)           (48,358)
Increase in inventories                                                         (84,322)          (69,345)           (15,323)
Increase (decrease) in trade and other payables                                 (32,170)           82,871            121,378
                                                                           -------------     -------------      -------------

                                                                                (22,335)           50,126            146,466
                                                                           =============     =============      =============


B.    Investments in newly consolidated companies

Working capital (excluding cash and cash equivalents)                            (7,158)           (6,485)           (2,777)
Fixed assets, net                                                                (2,040)           (2,258)             (506)
Other assets, net                                                                (8,027)          (63,081)                -
Goodwill created on acquisition                                                  (5,264)          (41,851)              (43)
Long-term liabilities                                                             1,240            33,896                44
Exercise of Company shares held by a subsidiary                                   3,848             7,500                 -
Minority interest                                                                 8,519             6,398                 -
                                                                           -------------     -------------      -------------

                                                                                 (8,882)          (65,881)           (3,282)

Repayment of liability in respect of investee company
 previously acquired                                                                  -            (6,271)                -
                                                                           -------------     -------------      -------------

                                                                                 (8,882)          (72,152)           (3,282)
                                                                           =============     =============      =============


C.    Non-cash activities

Acquisition of other assets                                                     22,448              6,287              1,516
                                                                           =============     =============      =============

Acquisition of fixed assets on supplier credit                                  13,029                  -              3,904
                                                                           =============     =============      =============

Acquisition of subsidiary shares in exchange for
 Company shares                                                                  3,848                  -                  -
                                                                           =============     =============      =============

                                                                                                                           10


                                                                                             Makhteshim-Agan Industries Ltd.

Company Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
Cash flows from operating activities
Net income                                                                      205,493           165,527            102,774
Adjustments to reconcile net income to cash flows from
 operating activities (see A. below)                                           (165,918)         (130,946)           (67,443)
                                                                           -------------     -------------      -------------
Net cash provided by operating activities                                        39,575            34,581             35,331
                                                                           -------------     -------------      -------------

Cash flows from investing activities
Investment in investee companies                                                 (2,313)           (3,938)            (5,501)
Long-term loans to investee companies                                            (4,669)         (135,582)              (326)
Repayment of long-term loans to investee companies                                    -                 -             21,623
Short-term credit to investee companies, net                                      5,181            (9,056)             2,850
Acquisition of fixed assets                                                        (400)             (431)              (221)
Investment in short-term bank deposits, net                                           -             3,554              3,687
Realization of long-term bank deposits                                            1,900            10,000             25,000
Proceeds from sales of fixed assets                                                   -                 8                 10
                                                                           -------------     -------------      -------------
Net cash provided by (used in) investing activities                                (301)         (135,445)            47,122
                                                                           -------------     -------------      -------------

Cash flows from financing activities
Issuance of convertible debentures less issuance expenses                             -           147,450                  -
Proceeds from options exercised                                                  30,915             9,647              1,473
Dividend to shareholders                                                        (57,340)          (39,900)           (26,100)
Acquisition of Company shares                                                   (65,661)                -                  -
Repayment of long-term loans from banks                                               -           (16,875)            (4,500)
Increase (decrease) in short-term credit from banks, net                         59,000                 -            (50,684)
                                                                           -------------     -------------      -------------
Net cash provided by (used in) financing activities                             (33,086)          100,322            (79,811)
                                                                           -------------     -------------      -------------

Increase (decrease) in cash and cash equivalents                                  6,188              (542)             2,642

Cash and cash equivalents at beginning of the year                                2,649             3,191                549
                                                                           -------------     -------------      -------------

Cash and cash equivalents at end of the year                                      8,837             2,649              3,191
                                                                           =============     =============      =============


The notes and appendix to the financial statements are an integral part thereof.

                                                                                                                           11


                                                                                             Makhteshim-Agan Industries Ltd.

Company Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
A.    Adjustments to reconcile net income to net cash
      flows from operating activities

Revenues and expenses not affecting operating cash flows:
---------------------------------------------------------

Depreciation and amortization                                                       663             1,235                741
Capital loss (gain) on disposal of fixed assets                                       6                25                 (4)
Equity in operating results net of dividend received
 in cash                                                                       (153,575)         (122,931)           (74,153)
Increase (decrease) in employee severance benefits, net                            (455)              680              1,660
Amortization of discount on convertible debentures                                  497               916                978
Adjustment of long-term investments                                                (160)           (5,333)               731
Deferred taxes, net                                                                 968              (749)            (2,507)

Changes in operating assets and liabilities:
--------------------------------------------
Decrease (increase) in other receivables                                        (17,016)           (5,143)             2,362
Increase in other payables                                                        3,154               354              2,749
                                                                           -------------     -------------      -------------

                                                                               (165,918)         (130,946)           (67,443)
                                                                           =============     =============      =============


The notes and appendix to the financial statements are an integral part thereof.

                                                                                                                           12

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 1 - General

     A.   Definitions

     (1)  The Company      -   Makhteshim-Agan Industries Ltd.

     (2)  The Group        -   Makhteshim-Agan Industries Ltd. and its
                               investees.

     (3)  Subsidiaries     -   Companies, including partnerships, whose
                               financial statements are fully consolidated, directly or indirectly, with the financial statements of the Company.

     (4)  Proportionately  -   Companies, including partnerships, whose
          consolidated         financial statements are consolidated, directly
          companies            or indirectly, with those of the Company by the
                               proportionate consolidation method.

     (5)  Investees        -   Subsidiaries and proportionately consolidated
                               companies.

     (6)  Related parties  -   As defined in Opinion 29 of the Institute of
                               Certified Public Accountants in Israel.

     (7)  Interested       -   As defined in Paragraph (1) of the definition of
          parties              an "interested party" in a corporation, in
                               Section 1 of the Securities Law, 1968.

     (8)  Controlling      -   As defined in the Securities Regulations
          shareholders         (Financial Statement Presentation of Transactions
                               between a Company and a Controlling Shareholder
                               Therein), 1996.

     (9)  CPI              -   The Consumer Price Index as published by the
                               Central Bureau of Statistics.

     (10) Dollar           -   The US dollar.


     B.   Description of the Company and its activity

     1. The Company is engaged through, its local and foreign investee companies primarily in the manufacture and marketing of pesticides, intermediate materials for other industries and synthetic fragrances, mainly for export. The Company is held by Koor Industries Ltd. (Koor). As at December 31, 2005, Koor holds 30.33% of the Company's shares whereas on December 31, 2004, Koor held 38.6% of the Company's shares.

          The Company was established on December 8, 1997 for the purpose of executing a plan for implementing changes in the holdings in Makhteshim Chemical Works Ltd. (Makhteshim) and Agan Chemical Industries Ltd. (Agan), as described below.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 1 - General (cont'd)

     B.   Description of the Company and its activity (cont'd)

     2. On April 26, 1998, the shareholders of Makhteshim and of Agan approved an exchange arrangement, the substance of which was a change in the structure of holdings in the Makhteshim-Agan Group. Prior to the implementation of the arrangement, Makhteshim was a 67% subsidiary of Koor, Makhteshim held a 46.6% interest in Agan and Koor held a 5% direct interest in Agan.

          On May 4, 1998, the Court approved the arrangement, which was consummated pursuant to the provisions of Section 233 of the Companies Ordinance (New Version). On May 7, 1998, the shares of Makhteshim and of Agan were delisted from the Tel-Aviv Stock Exchange and on May 11, 1998, trading commenced in the shares of the Company.

          On May 10, 1998, the following actions were taken pursuant to the approved exchange arrangement:

          - The Company issued shares to all of the shareholders of Makhteshim and of Agan (except in respect of the shares of Agan held by Makhteshim) in exchange for the transfer to the Company of the shares of Makhteshim and Agan held by them.

          - Pursuant to the exchange ratio that was determined based on the opinion of economic appraisers, the shareholders of Makhteshim received 2.446 shares of the Company for each share of Makhteshim, and the shareholders of Agan (excluding Makhteshim) received 10.247 shares of the Company for each share of Agan.

          Following the implementation of the above-mentioned transactions, the Company fully owns and controls Makhteshim and Agan.


Note 2 - Reporting Principles and Accounting Policy

     A.   Financial statements in US dollars

     General:
     -------

     The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollar and the principal raw materials and fixed assets are purchased in dollar, the dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

     A.   Financial statements in US dollars (cont'd)

     1.   Balance sheet:
          -------------

          a) Non-monetary items (items, the stated amounts of which reflect their historical value upon acquisition or creation) that were acquired in a currency other than the dollar, are translated according to the exchange rate of the dollar on their date of acquisition or creation. The following items are treated as non-monetary items: fixed assets and the related accumulated depreciation, inventory, other assets, deferred expenses and the related accumulated amortization, and shareholders' equity items which derive from funds invested by shareholders.

               The amounts of the non-monetary assets do not necessarily represent their realizable value or current economic value, rather only the original dollar cost thereof in nominal values.

          b) The net asset value of investments in investees and the minority interest in consolidated subsidiaries are determined on the basis of the dollar translated financial statements of those companies.

          c) Monetary items (items, the amounts of which as stated in the balance sheet reflect current or realizable values, as at the balance sheet date) are translated into dollars at the exchange rate at the balance sheet date.

     2.   Statement of income:
          -------------------

          a) The components of the statement of income reflecting transactions carried out during the year - sales, purchases, labor costs, etc.
               - in a currency other than the dollar, are translated according to the exchange rate of the dollar on the date of the cash flow or balance sheet date, whichever earlier. Changes in monetary balances denominated in currencies other than the functional currency arising from movement in the exchange rates are included in the specific expense or income items to which they relate.

          b) The components of the statement of income relating to non-monetary balance sheet items have been translated according to the same exchange rate used for translating the related balance sheet items (mainly: changes in inventory, depreciation and amortization, capital gains, etc.).

          c) The Company's equity in operating results of investees is determined on the basis of the financial statements of those companies.

          d)   Taxes on income:

               Current taxes are composed of payments on account during the year, plus amounts due as at the balance sheet date (or net of amounts refundable at the balance sheet date). The payments on account are translated according to the exchange rate of the dollar on the date of each payment, while the amounts due or refundable are included without adjustment. Therefore, current taxes also include the expense or income resulting from the erosion of the payments on account, from the payment date until the balance sheet date. Deferred taxes - see Note 2R and Note 17G.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

     B.   Dividend proposed subsequent to the balance sheet date

     Pursuant to Accounting Standard No. 7, "Events Occurring Subsequent to the Balance Sheet Date", a liability which relates to a dividend proposed or declared subsequent to the balance sheet date, is reflected in the financial statements only in the period declared. In addition, separate expression of the amount of the dividend intended for distribution is provided as part of the statement of changes in shareholders' equity, as stated, against reduction of the retained earnings' balance.


     C.   Foreign investee companies

     As of January 1, 2004, the Company applies Accounting Standard No. 13, "Effect of changes in Exchange Rates of Foreign Currency". The Standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for purposes of including them in the financial statements of the reporting entity. The Standard provides principles for classifying foreign operations as an autonomous foreign investee or as an integrated investee, on the basis of the indications described in the standard and the use of discretion, and it provides the method for translating the financial statements of autonomous foreign investees.

     The financial statements of foreign investees that are integral to the Group's operations based on the criteria provided in Accounting Standard No. 13, are translated into dollars as follows: non-monetary items in the balance sheet are translated at the historical exchange rates as at the transaction date whereas monetary balance sheet items are translated at the exchange rate in effect on the balance sheet date. Items in the statement of income are translated at average exchange rates, except for revenues and expenses, translated using historical exchange rates due to their relationship to non-monetary items that are also were translated based on the historical exchange rates. Translation differences are recorded in the statement of income.

     The financial statements of foreign investees that operate as "autonomous entities" based on the criteria provided in Accounting Standard No. 13, are translated into dollars as follows: monetary and non-monetary balance sheet items are translated based on the closing exchange rate. Commencing from January 1, 2004, a balance of goodwill created on acquisition of an autonomous investee entity overseas is treated as an asset of that entity and is translated based on the closing rate.

     Items in the statement of income are translated at the exchange rate on the transaction date. Translation differences are recorded in the statement of income in a separate category in the shareholders' equity section ("adjustments deriving from translation of financial statements of investee companies") up to the time of realization of the net investment.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

     D.   Consolidated financial statements

     (1) The consolidated financial statements of the group are prepared in conformity with generally accepted accounting principles in Israel and include the financial statements of those companies that it controls. Companies, which are under joint control are consolidated by the proportionate consolidation method.

     (2) A list of companies whose financial statements are included in the consolidated statements as well as the rate of control and ownership thereof, is presented in the appendix to the financial statements.

     (3) For purposes of the consolidation, the amounts appearing in the financial statements of the subsidiaries were taken into account, after the adjustments required by the application of the uniform accounting policies used by the Group.

     (4) The excess of the cost of investments in subsidiaries over the fair value of identified assets, less the identified liabilities (net of taxes in respect of temporary differences) at the date of acquisition, is recorded as goodwill.

          The goodwill is presented in the consolidated balance sheet in the category "other assets and deferred expenses" and is amortized in the "other expenses" item (regarding the amortization period, see Section M., below).

     (5) The consolidated financial statements include the share of assets, liabilities, income and expenses of proportionately consolidated subsidiaries, based on the percentage interest held in these companies.

     (6) Intercompany balances and transactions, including profits on intercompany sales which have not yet been realized outside the Group, are eliminated in consolidation.


     E.   Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     F.   Cash equivalents

     Cash equivalents include short-term bank deposits with an original maturity not exceeding three months.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

     G.   Short-term investments

     Marketable securities held as a short-term investment are stated at their market value as of the balance sheet date. Changes in the value of the marketable securities are fully recognized on a current basis.


     H.   Allowance for doubtful accounts

     The financial statements include an allowance for specific doubtful accounts, which fairly reflects, in Management's estimation, the loss expected from receivables the collection of which is doubtful. Management determines the allowance, based, in part, on an evaluation of credit risk using available information regarding the financial position of the debtors, the extent of their activities and evaluation of collateral received from them. The financial statements include specific allowances for doubtful accounts and, as mentioned in Section I., below, with respect to trade receivables included in the framework of a subordinated capital note received as part of a securitization transaction.

     In addition, the financial statements also include a general allowance for doubtful debts, which in the opinion of Management reflects the risk included in the debts of its customers beyond the risk for which specific allowances were made.


     I.   Sale of financial assets

     The sale of financial assets is recognized as a sale when control over the asset is transferred in full to an independent third party, and the full amount of the risks and rewards embodied by the asset are transferred to an independent third party.


     J.   Inventories

     Inventories are valued at the lower of cost or market, cost being determined as follows:

     - Raw materials, packing materials, purchased products, spare parts and maintenance materials on the "moving average" basis.

     - Finished products and work in progress on the basis of average production cost including materials, labor and manufacturing overhead expenses.


     K.   Investments in investee companies

     (1) Investments in investee companies are stated in the Company's balance sheet according to the equity method. In determining the net asset value of the investments in these companies, the amounts taken into account are based on the financial statements of these companies, after making the adjustments thereto required by the application of generally accepted accounting principles.

     (2)  Goodwill amortization - see Note 2M.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

     L.   Fixed assets

     (1)  Fixed assets are presented at cost.

     (2) The cost of assets includes financing expenses related to the financing of their construction during the pre-operation period. The financing expenses were capitalized as follows:

                  A. Where the assets under construction are financed by specific credit - the financing expenses relating to such credit.

                  B. Where the financing is not made by specific credit - by using a rate representing the weighted average cost rate of the credit sources, the cost of which was not otherwise specifically capitalized.

     (3) The cost of the self-constructed assets includes materials, labor costs and interest during the pre-operation period.

     (4) The cost of assets with respect to which an investment grant was received is presented after deduction of the investment grant received with respect thereto.

     (5) Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are:

                                                                 %
                                                     -------------
          Leasehold rights and buildings                     2 - 4
          Plant and equipment                                  4.5
          Motor vehicles                                   15 - 20
          Office furniture and equipment                    6 - 15   (mainly 7%)
          Computer and auxiliary equipment                 20 - 33


     M.   Other assets and deferred charges

     Other assets and deferred charges are amortized by the straight-line method over the expected benefit period as follows:

     - Product registration and acquisition of intellectual property - mainly eight years.
     - Goodwill arising on the acquisition of subsidiaries - ten or twenty years (mainly twenty years).
     - Intangible assets in purchase of products and companies - mainly twenty years.
     -    Marketing rights - five years to ten years.
     -    Debenture issuance expenses - six years.
     -    Non-competition and confidentiality agreement - five years.

     The amortization periods are re-examined, when economic conditions require, with the estimated expected benefit period of the assets.

     Licensing and license costs incurred in respect of products that can be identified and isolated and that in the Group's estimation will produce future economic benefit, are capitalized in the "other assets" category and amortized over the period of their expected economic benefit.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

     N.   Debentures convertible into shares

     Debentures convertible into shares are included in the balance sheet based on the probability of their conversion, as provided in Opinion 53 of the Institute of Certified Public Accountants in Israel. Debentures, the conversion of which is not probable, are included as a liability at their liability amount. Debentures, the conversion of which is probable, are stated between the items "long-term liabilities" and "shareholders' equity", at the higher of the liability or capital value.

     O.   Company shares held by the Company and by a subsidiary

     Company shares held by the Company and by a subsidiary are stated at cost, as a deduction from the Company's shareholders' equity.

     P.   Revenue recognition

     Revenues from sales of products are recognized upon shipment to the customer and the transfer of the risks involved with ownership of the products sold.

     Q.   Research and development costs

     Research and development costs, net of grants and participations, are charged to the statement of income as incurred. The net research and development expenses are presented separately in the statement of income after gross profit.

     R.   Deferred taxes

     In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 regarding "Taxes on Income" (hereinafter - "the Standard"). The new Standard applies to financial statements for periods beginning on January 1, 2005. Adoption of the Standard was made by means of a cumulative effect of change in accounting method. The transition to Accounting Standard No. 19 amounted to a one-time impact on the income of $2 million (decrease) that derived, mainly, from an increase in liabilities for deferred taxes relating to lands.

     The Group companies create deferred taxes in respect of temporary differences. The temporary differences are differences in the value of assets and liabilities for tax purposes and for financial reporting purposes. Allocation of the taxes, as stated, is executed with respect to the differences applying to assets, the amortization of which is deductible for tax purposes.

     The deferred tax balances (asset or liability) are calculated according to the liability approach, i.e., the tax rates expected to be in force when the deferred tax liability is utilized, or when the deferred tax asset is realized, as they are known proximate to the date of approval of the financial statements.

     In calculating deferred taxes, no account was taken of the taxes, which would apply in a case of sale of the investments in the investee companies, since it is the intention of the Company to hold these investments and not to sell them.

     The Group may be subject to additional tax in a case of distribution of dividends between the Group companies. This additional tax was not provided for in the financial statements in cases where Group policy is not to distribute a dividend that involves additional tax to the Group.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

     S.   Earnings per share

     Earnings per share data are calculated in accordance with opinion No. 55 of the Institute of Certified Public Accountants in Israel, retroactively adjusted for the bonus element in the issuance of rights, and taking into consideration the likelihood of the exercise of option warrants and convertible debentures issued by the Group.

     T.   Derivative financial instruments

     Gain or losses on derivative financial instruments held to hedge existing assets and liabilities are recognized concurrently with the results of the hedged assets and liabilities.

     The results of derivative financial instruments held to hedge firm commitments are deferred, and are recognized in the same period in which the results from the hedged transactions are recognized.

     Derivative financial instruments, which are not designated for hedging purposes, are presented in the balance sheet based on their fair value. Changes in fair value are recorded in the statement of income in the period in which they occur.

     The fair value of derivative financial instruments is determined based on their market value, and in the absence of such quoted market price, fair value is determined based on a valuation model.

     U.   Environmental costs

     The ongoing cost of maintenance and operation of facilities for the prevention of environmental pollution and projected provisions for environment rehabilitation costs stemming from current or past activities, are charged to expense as incurred. The cost of constructing facilities to prevent pollution, which increase the life expectancy of a facility or its efficiency, or decrease or prevent pollution, are charged to the cost of fixed assets and are depreciated according to the usual depreciation rates used by the Group.

     V.   Impairment in value of assets

     The Group applies Accounting Standard No. 15 - Impairment in Value of Assets (hereinafter - "the Standard"). The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the Standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the realization value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

     The Standard applies to all the assets in the consolidated balance sheet, except for tax assets and monetary assets. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined. Where the value of an asset in the balance sheet is greater than its recoverable value, the Group recognizes a loss from impairment in value in an amount equal to the difference between the book value of the asset and its recoverable value. The loss recognized, as stated, will be eliminated only if there have been changes in the estimates used in determining the asset's recoverable value from the date on which the last loss from impairment in value was recognized.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

     W.   Linked balances and balances in foreign currency

     Balances in or linked to foreign currency are included in the financial statements at the representative exchange rates on the balance sheet date. Balances linked to the Consumer Price Index are included on the basis of the index relevant to each linked asset or liability.

     Data regarding the representative exchange rate of the US dollar and the Consumer Price Index are as follows:


                                         Consumer      Exchange rate      Exchange rate      Exchange rate
                                            Price   of the US dollar   of the US dollar   of the US dollar
                                            Index        against the        against the        against the
                                         (Points)                NIS     Brazilian real               Euro
                                    --------------  -----------------  -----------------  -----------------

     As at
     -----
     December 31, 2005                     110.00              4.603              2.341              0.845
     December 31, 2004                     107.44              4.308              2.654              0.733

     Changes during the year:
     -----------------------
     2005                                   2.39%              6.85%             (11.8%)             15.29%
     2004                                   1.21%             (1.62%)            (8.13%)             (7.33%)
     2003                                   (1.9%)             (7.5%)            (18.2%)             (16.9%)


     X.   Segment reporting

     Segment reporting is presented in accordance with the Accounting Standard No. 11.

     Y.   Tax benefits in respect of share-based payments to employees

     Tax benefits in respect of share-based payments to employees for which the Company did not record expenses, were recorded directly under the shareholders' equity in accordance with Clarification 7 of the Israel Accounting Standards Board.

     Z. Disclosure of the effect of new accounting standards in the period prior to their application

     1. In August 2005, the Israeli Accounting Standards Board published Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". The Standard provides the rules for presentation of financial instruments in the financial statements and details the disclosure required in respect thereof. In addition, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related thereto and the circumstances in which financial assets and financial liabilities should be offset. The new Standard applies to periods beginning on January 1, 2006 or thereafter. The Standard provides that it is to be adopted on a prospective ("from here on") basis. Accordingly, the comparative data presented in the financial statements for periods beginning on the date the Standard comes into effect will not be restated.

          The expected impact of the first-time application of the Standard on the Group's financial statements is: separation of convertible debentures into a liability component and a capital component (resulting in an impact on the shareholders' equity, long-term liabilities and financing expenses which in the opinion of management of the Company are immaterial) and elimination of provisions for losses in respect of options to employees in consolidated companies in the amount of approximately $2 million.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

     Z. Disclosure of the effect of new accounting standards in the period prior to their application (cont'd)

     2. In September 2005 the Standards Board published Accounting Standard No. 24, "Stock-Based Compensation". The Standard requires recognition of stock-based compensation transactions in the financial statements, including transactions with employees or other parties that are to be settled with capital instruments, cash or other assets. According to the Standard, stock-based compensation transactions wherein goods or services are received, are to be recognized based on their fair value.

          The Standard also provides disclosure requirements concerning the substance and scope of stock-based compensation arrangements that existed during the period, and the manner in which the fair value of such arrangements was determined.

          The Standard will apply to financial statements for periods beginning on January 1, 2006, and early application is recommended. The Standard's provisions are to be applied for each stock-based compensation transaction executed after March 15, 2005 that did not fully vest by the date of initial implementation of the Standard.

          Changes in the terms of stock-based compensation transactions that are settled by means of capital instruments are to be accounted for in accordance with the Standard, and the comparative data relating to periods commencing March 15, 2005 is to be restated.

          The expected impact of the initial application of the Standard on the Group's financial statements is the recording of an expense in respect of benefits granted to employees in the framework of option distribution plans after March 15, 2005. On August 8, 2005, the Group's Board of Directors decided to amend the exercise price of part of the options - see Note 21(B)(d). Furthermore, the subsidiary has share-based payment transactions settled in cash regarding which the provisions of the standard should be implemented retroactively.

          In the opinion of management of the Company and the subsidiary, the expense that will be recorded in 2006 in respect of the aforementioned as an amendment to the comparative figures will be immaterial.

     3. In February 2006, the Israeli Accounting Standards Board published Accounting Standard No. 21, "Earnings per Share" (hereinafter - "the Standard"). The Standard provides that an entity is to calculate the amounts of the reporting entity's basic earnings per share with respect to income or loss that relate to the reporting entity's ordinary shareholders, including to income or loss from continuing operations that relate to the reporting entity's ordinary shareholders, if such income or loss is reported. The basic earnings per share are to be calculated by dividing net income or loss allocable to the reporting entity's ordinary shareholders (the numerator), by the weighted-average number of ordinary shares outstanding (the denominator) during the period, for calculating diluted earnings per share, an entity is to adjust the income or loss allocable to the reporting entity's ordinary shareholders and the weighted-average number of ordinary shares outstanding, for the impact of all potentially dilutive ordinary shares. The Standard applies to financial statements for periods beginning on January 1, 2006 and thereafter. The Standard's provisions are to be applied retroactively to the comparative earnings per share relating to prior periods.

          Transition to the Standard will amount to an increase in the basic earnings per share in the amount of $ 0.05 and the amount of $ 0.04 for the years 2005 and 2004, respectively, and an increase in the diluted earnings per share in the amount of $ 0.01 and the amount of $
          0.01 for the years 2005 and 2004, respectively.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

     Z. Disclosure of the effect of new accounting standards in the period prior to their application (cont'd)

     4. In February 2006, the Israeli Accounting Standards Board published Accounting Standard No. 25, "Revenues" (hereinafter - "the Standard"). The Standard provides the required accounting treatment (rules for recognition, measurement, presentation and disclosure) with respect to revenues deriving from sales of goods, provision of services, and use by others of an entity's assets, which generate interest, royalties and dividends. The Standard provides that an entity is to measure its revenues based on the fair value of the consideration received and/or that it is entitled to receive. The Standard applies to financial statements for periods beginning on January 1, 2006 or thereafter. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, is to apply the Standard's requirements retroactively with respect to its revenues for all the periods reported as comparative figures in the financial statements for periods beginning from the Standard's commencement date. Assets and liabilities included in the financial statements as at December 31, 2005 at amounts different from those that would have been presented if the Standard's provisions had been implemented, are to be adjusted as at January 1, 2006 to the amounts that would have been presented according to the Standard's instructions. The effect of adjusting the amounts of assets and liabilities as at January 1, 2006, as stated, is to be recognized as a cumulative effect of a change in accounting method. Except for that stated above, the comparative figures in the financial statements for periods beginning from the Standard's commencement date, are to be presented as they were reported in the past.

          In the estimation of Company Management, the initial application of the Standard will have no effect on the Group's financial statements.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 3 - Trade Receivables

     Consolidated

     Composition:

                                                                                               December 31
                                                                                     --------------------------------
                                                                                              2005               2004
                                                                                     -------------      -------------
                                                                                     US$ thousands      US$ thousands
                                                                                     -------------      -------------
     Open accounts -
      Foreign                                                                             337,508            312,711
      Domestic (Israel)                                                                    13,721             14,812
     Checks receivable                                                                      5,801              5,796
     Subordinated capital note and receivables related to sale of
      trade receivables in a securitization transaction (1)                                55,022             60,536
                                                                                     -------------      -------------
                                                                                          412,052            393,855
     Net of allowance for doubtful debts                                                   28,806             24,646
                                                                                     -------------      -------------

                                                                                          383,246            369,209
                                                                                     =============      =============

     (1)  Sale of trade receivables in a securitization transaction:
          ----------------------------------------------------------

                                                                                               December 31
                                                                                     --------------------------------
                                                                                              2005               2004
                                                                                     -------------      -------------
                                                                                     US$ thousands      US$ thousands
                                                                                     -------------      -------------
          Trade receivables included in the securitization transaction
           as at the balance sheet date                                                   201,529            202,832
          Less - proceeds in respect of such receivables, net (*)                         165,196            146,264
                                                                                     -------------      -------------
          Subordinated capital note                                                        36,333             56,568
          Trade receivables sold where the proceeds in respect thereof
           were received subsequent to the balance sheet date, net                         18,689              3,968
                                                                                     -------------      -------------
          Subordinated capital note and receivables related to sale of
           trade receivables in a securitization transaction                               55,022             60,536
                                                                                     =============      =============
          (*)  As at the balance sheet date cash proceeds in the amount of
               $146.5 million were received in respect of the sale of trade receivables in a securitization transaction (December 31, 2004 -
               approximately $142.2 million).

                                                                                                                   25

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 3 - Trade Receivables (cont'd)

     Consolidated (cont'd)

          In October 2001, the Company and certain subsidiaries signed an agreement according to which those companies entered into a securitization transaction, under which such companies sold all their trade receivables to foreign companies, which were incorporated for this purpose and which are not owned or controlled by the Makhteshim Agan Industries Group (hereinafter - "the Target Companies"). The purchase of the debts by the purchasing companies was financed by Kitty Hawk Funding Corp., a US corporation of the Bank of America Group.

          On September 28, 2004, the Company and subsidiaries signed an agreement with Bank of America to end the undertaking in the securitization transaction. On the same date, the Company and certain subsidiaries (hereinafter - "the Companies") entered into a new agreement with Rabobank International for sale of customer receivables in the framework of a securitization transaction, this being in place of the prior agreement with Bank of America. The new agreement is similar in principle to the prior agreement with certain changes including, among others, that in the new agreement additional Company subsidiaries are included in the transaction.

          Pursuant to the new securitization agreement, the Companies will sell their trade receivables to a foreign company (hereinafter - "the Acquiring Company") which was set up for this purpose and which is not owned or controlled by the Makhteshim Agan Industries Group. Acquisition of the trade receivables by the Acquiring Company will be financed by a U.S. company, Erasmus Capital Corporation, of the Rabobank International Group. At the time of transition from the prior agreement to the new agreement the Acquiring Company purchased the trade receivables that remained in the ownership of the Target Companies. Trade receivables included in the securitization transaction are those who stand in compliance with a number of criteria, as determined in the agreement.

          The maximum expected volume of the financial means available to the Acquiring Company for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is $250 million (as opposed to $150 million in the former securitization agreement) on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

          In 2005, additional subsidiaries in Australia and in the United States were added to the agreement.

          The period in which the Companies will sell their trade receivables to the Acquiring Company is one year from the date of the closing of the transaction. The period may be extended, with the consent of both parties, for additional one-year periods, up to a maximum of 4 extensions.

          The price at which the trade receivables will be sold is the amount of the debt being sold less an amount calculated on the basis of the period anticipated to pass between the date the debt was sold and the repayment date.

          On the date of purchasing the debt, the acquiring company will pay in cash the major part of the debt price. The balance of the debt price will be embodied in a subordinated capital note to be paid after the debt is collected. The rate of the cash payment will vary in accordance with the composition of the client portfolio and its performance.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------

Note 3 - Trade Receivables (cont'd)

     (1)  Sale of trade receivables in a securitization transaction: (cont'd)
          ----------------------------------------------------------

          The Company shall bear in full losses sustained by acquiring companies due to the non-payment of the trade receivables included in the securitization transaction, up to the amount of the total outstanding balance of the debt included in the subordinated capital note.

          The Acquiring Company will not have a right of recourse to the Companies with respect to the amounts paid in cash, except in the case of debts in respect of which a commercial dispute arises between the Companies and their customers, namely, a dispute arising from an alleged failure to comply with an obligation of the seller in the supply agreement for the product, such as: failure to supply the correct product, defect in the product, non-compliance with the supply date, etc.

          The Companies will handle for the Acquiring Company the collection of the sold trade receivables included as part of the securitization transaction.

          The accounting treatment of the sale of trade receivables in a securitization transaction is the recognition of the sale of only that part of the debt where the risk and control thereof has been finally and absolutely transferred to the buyer. Accordingly, trade receivables sold were deleted where the consideration in respect thereof had been received in cash and/or by a non-deferred liability. With respect of that part of the trade receivables included in the securitization transaction, which was not recognized as a sale, a subordinated capital note receivable was recorded in the amount of the difference between the amount of trade receivables included in the transaction and the amounts of consideration received, as above, and receivables were recorded in respect of the debts sold where the consideration in respect thereof was received subsequent to the balance sheet date.

          The loss on sale of the trade receivables is recognized at the date of sale and is reflected in the item "other expenses".

          As part of the agreement, the Company committed to maintain certain financial ratios, mainly, debt to equity and profitability ratios - see Note 20C.

     (2) During 2005, subsidiaries signed agreements with a bank pursuant to which the subsidiaries sold certain trade receivables to the bank. In the balance sheet as at December 31, 2005, the balance of the trade receivables was reduced in respect of the receivables sold, in the amount of $17.3 million.

          The difference between the book value of the receivables sold and the proceeds received from the bank was recorded in the "other expenses" item. In accordance with the agreements, the subsidiaries committed to indemnify the bank in certain cases defined in the agreements, if the receivables sold are not paid.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 4 - Other Receivables

                                                            Consolidated                            Company
                                                    --------------------------------     --------------------------------
                                                             December 31                          December 31
                                                    --------------------------------     --------------------------------
                                                             2005               2004              2005               2004
                                                    -------------      -------------     -------------      -------------
                                                    US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                    -------------      -------------     -------------      -------------
     Claims from the government in
      respect of participations and
      tax refunds                                         33,809             28,277                 -                  -
     Advance tax payments, net of
      provisions                                           8,331             11,071                 -                  -
     Employees (1)                                         1,300              1,376                 -                  6
     Deferred taxes (Note 17)                             15,922             17,037               341                325
     Current maturities of long-term
      receivables                                            216                420                 -                  -
     Prepaid expenses and accrued
      income                                              12,219             10,372                72                168
     Dividend receivable                                       -                  -            14,200             11,200
     Other                                                14,617              8,666                 -                  -
                                                    -------------      -------------     -------------      -------------

                                                          86,414             77,219            14,613             11,699
                                                    =============      =============     =============      =============
     (1)  Includes a non-linked bank deposit
          designated for the purpose of
          granting loans to employees and
          bearing annual interest at the rate
          of 4% - 2.15%                                      295                417                 -                  -
                                                    =============      =============     =============      =============


Note 5 - Loans to Investee Companies

     Company

                                                                                                  December 31
                                                                                         --------------------------------
                                                                                                  2005               2004
                                                                                         -------------      -------------
                                                                                         US$ thousands      US$ thousands
                                                                                         -------------      -------------
     Short-term loans (1)                                                                       25,778             16,056
     Current accounts (2)                                                                       14,102             14,903
                                                                                         -------------      -------------
                                                                                                39,880             30,959
                                                                                         =============      =============
     (1)  The loan is a dollar loan and bears interest of 2.3% - 4.6%.
     (2)  The accounts are mainly linked to the US dollar and are non-interest bearing.

                                                                                                                       28


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 6 - Inventories

         Consolidated


                                                                                                      December 31
                                                                                             ---------------------------------
                                                                                                      2005               2004
                                                                                             -------------      --------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      --------------

         Finished products                                                                        345,187            263,579
         Work in progress                                                                          47,159             29,117
         Raw materials                                                                            125,064            115,046
         Packing materials                                                                          4,587              4,863
         Spare parts and maintenance materials                                                     12,694             12,820
                                                                                             ------------       ------------
                                                                                                  534,691            425,425
         Purchased products                                                                        31,725             35,445
                                                                                             ------------       ------------
                                                                                                  566,416            460,870
                                                                                             ============       ============


Note 7 - Investments in Investee Companies

         Company

         A.       Composition
                                                                                                      December 31
                                                                                             ---------------------------------
                                                                                                      2005               2004
                                                                                             --------------     --------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------

         Subsidiaries -
         Cost of shares                                                                           427,178            424,865
         Company's equity in retained earnings and capital reserves
           accumulated from date of acquisition, net                                              508,202            351,475
         Adjustments deriving from translation of financial statements
           of investee companies                                                                   (4,126)            (1,425)
                                                                                             -------------      -------------
                                                                                                  931,254            774,915

         Less - investment in Company shares held by subsidiary                                    (9,708)           (11,232)

         Capital reserve from acquisition and sale of debentures convertible
           into shares of the Company by a subsidiary                                                 399               399
                                                                                             -------------      -------------
                                                                                                  921,945            764,082

         Loans - C(1)                                                                             115,684            242,417
         Capital notes - C(2)                                                                     131,402                  -
         Perpetual loan - C(3)                                                                      2,500              2,500
                                                                                             -------------      -------------
                                                                                                1,171,531          1,008,999
                                                                                             =============      =============


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (Cont'd)

         Company

         B.       Movement during the year

                                                                                                                         2005
                                                                                                                -------------
                                                                                                                US$ thousands
                                                                                                                -------------

         Balance at beginning of year                                                                              1,008,999
         Company's equity in net earnings of investee companies, net                                                 217,362
         Adjustments deriving from translation of financial statements of investee companies                          (2,701)
         Dividend                                                                                                    (63,787)
         Dividend in respect of treasury stock                                                                           696
         Investment in shares                                                                                          2,313
         Realization of Company shares held by a subsidiary                                                            3,848
         Share in other reserve funds                                                                                    132
         Change in loans and capital notes, net                                                                        4,669
                                                                                                                ------------
         Balance at end of year                                                                                    1,171,531
                                                                                                                ============


         A list of the investee companies is presented in the Appendix.

         C.       Terms of loans and capital notes

         (1) The loans bear interest at the LIBOR rate plus a margin that ranges from 0.8% to 2%.
         (2) NIS capital notes, not linked to the CPI and not bearing interest and the repayment date of which will not be before January 1, 2007.
         (3)      The perpetual loan is non-linked and does not bear interest.

         D.       Additional information

         (1)      Acquisition of companies during 2004:

                  a. In April 2004, the Company, through wholly owned and controlled subsidiaries, signed agreements for acquisition of the ownership and control of a group of three companies: Vegetation Management LLC, Farm Saver. Com LLC, and Nation Ag II LLC - which are engaged in licensing the import and marketing of herbicides from the United States (hereinafter - "the Companies Acquired").

                           The aggregate consideration for the acquisition amounted to approximately $67 million (the consideration is after an amendment to the original agreement made in December 2004). Approximately $7.5 million of the aggregate consideration was paid through a transfer of 1,908 of the Company's shares that were held by a subsidiary (the cost of the shares is $4.2 million).

                           The excess cost created on the acquisition date amounted to $51.4 million, of which $28.4 million was attributed to intangible assets (mainly licensing and licenses), $0.5 million was attributed to deferred tax liabilities, $0.6 million was attributed to inventory and the balance, in the amount of $22.9 million, was recorded as goodwill.

                           The excess cost attributed to the licensing and the licenses, as well as the goodwill, are being amortized over a period of 20 years that, in the Company's estimation, represents the period of economic benefit to be derived therefrom.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

         Company

         D.       Additional information (cont'd)

         (1)      Acquisition of companies during 2004: (cont'd)

                  a.       (cont'd)

                           The statements of income and cash flows of the Companies Acquired have been included in the financial statements of the Groupas of May 1, 2004.

                           The effect of the first time consolidation of the activities acquired on the consolidated statements of income was an increase in revenues of $24.1 million for the period ended December 31, 2004, and an increase to net income (after amortization of goodwill) of $5.6 million for the same period. The impact on the consolidated balance sheet as at December 31, 2004 is an increase of assets in the amount of $77.5 million.

                  b. During 2004, the Company signed, through subsidiaries, agreements for the acquisition of three marketing companies, as follows:

                           1) In June 2004, the Company, through a wholly owned and controlled subsidiary, signed an agreement to acquire 45% of the rights in the U.S. company, Control Solutions Inc. (hereinafter - "CSI"), which is engaged in the marketing of pesticides to the non-agricultural market in the United States.

                                    Based on the acquisition agreement, so long as the subsidiary holds 45% of the shares of CSI, decisions in areas critical to CSI are to be made jointly by all the shareholders of CSI. Therefore, CSI has been consolidated in the financial statements by means of the proportionate consolidation method.

                                    In addition, the subsidiary was given an option, which may be exercised at any time during the next three years, to increase its share in CSI to 60%, in exchange for a payment ranging between $1.5 million and $10.5 million, in accordance with the earnings of CSI in 2004-2006.

                                    Furthermore, commencing from 2009, both the subsidiary and the remaining shareholders of CSI have the right to require the subsidiary to acquire from the remaining shareholders of CSI the balance of their shares in CSI in consideration of an amount to be determined based on the income of CSI in the three years preceding the acquisition date.

                                    Regarding exercise of the option for
                                    increasing the Company's share in CSI to 60%
                                    - see Note 7(D)2(c).

                           2) In July 2004, the Company, through a wholly owned and controlled subsidiary, signed an agreement for acquisition of all the shares and rights of Farmoz PTY Limited, an Australian company engaged in the marketing and distribution of pesticides in Australia.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

         D.       Additional information (cont'd)

         (1)      Acquisition of companies during 2004:

                  b.       (cont'd)

                           3) In August 2004, the Company, through a subsidiary, signed an agreement for acquisition of 50.1% of the rights in the U.S. company, RiceCo LLC, which is engaged in the development and marketing of herbicides in the rice sector.

                           The aggregate cost of the acquisition of the marketing companies amounted to $41 million. The excess cost resulting from the acquisitions amounted to $31.1 million, of which $15 million was attributed to intangible assets (mainly licensing and licenses), $3.5 million was attributed to deferred tax liability, $0.7 million was attributed to inventory and the balance, in the amount of $18.9 million, was recorded as goodwill.

                           The excess cost attributed to the licensing and the licenses, as well as the goodwill, are being amortized over a period of 20 years which, in the Company's estimation, represents the period of economic benefit to be derived therefrom.

                           The financial statements of the three marketing companies acquired have been consolidated from the respective dates of their acquisitions. The total effect of the first time consolidation of the aforementioned marketing companies on the consolidated statements of income from the date of their initial consolidation is an increase in revenues of $46.2 million for the period ended December 31, 2004 and a reduction of net earnings (after goodwill amortization) of $0.3 million for that period. The effect on the consolidation on the balance sheet as at December 31, 2004, is an increase of assets in the amount of $72.8 million.

         (2)      Acquisition of companies during 2005:

                  (a) In January 2005, the Company, through a wholly owned and fully controlled subsidiary, signed an agreement for the acquisition of 49% of the shares of Makhteshim Agan Benelux & Nordic B.V. (hereinafter - Mabeno), which acts as the exclusive distributor of plant protection products in the Benelux area and Scandinavia. Pursuant to the agreement, the consideration was paid in 693 thousand of the Company's shares that were held by the subsidiary.

                           In accordance with the acquisition agreement, two of the three acting directors of Mabeno will be appointed by the subsidiary. Therefore Mabeno was fully consolidated in the financial statements. Furthermore, the subsidiary was granted an option, exercisable at any time, to increase its share in Mabeno to 55%.

                           As from 2008 the other shareholders of Mabeno have the right to demand that the subsidiary purchase their shares in Mabeno. As from 2013 the subsidiary has the right to demand that the other shareholders will sell it their shares in Mabeno.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

         D.       Additional information (cont'd)

         (2)      Acquisition of companies during 2005 (cont'd)

                  (b) In April 2005, the Group, through wholly owned and fully controlled subsidiaries, signed an agreement for the purchase of 70% of the shares of Biomark Tradinghouse Co., which engages in the marketing of plant protection materials in Hungary.

                  (c) In October 2005 a wholly owned subsidiary exercised its option to increase its share in CSI, and thus increased its holdings to 60%. Accordingly the company was fully consolidated as from October 2005.

                  The cost of acquiring the two aforementioned companies, including the cost of exercising the option to increase the rate of holding in CSI ("the acquired companies") amounted to $ 12.6 million. Excess cost in the amount of $ 14.7 million was created upon acquisition, of which $ 9 million was attributed to intangible assets, $ 0.5 million was attributed to inventory, and the balance of $ 5.2 million was attributed to goodwill.

                  The excess cost attributed to the goodwill are amortized over a period of 20 years, which is evaluated by management to be the period over which economic benefits will arise therefrom.

                  The acquired companies' have been included in the Group's consolidated financial statements from the respective dates of their acquisition. The effect of the initial consolidation of the acquired companies on the consolidated statements of income, from the date of their initial consolidation, amounted to an increase in revenues in the amount of $ 52 million for the period ended December 31, 2005 and to a decrease in net earnings (after amortization of goodwill) in the amount of $
                  1.2 million for the same period. The effect on the consolidated balance sheet as at December 31, 2005 is an addition to assets in the amount of $ 49.3 million.

         (3) With respect to Goodwill on acquisition of investee companies and the unamortized balance thereof - see Note 10.

         (4)      With respect to guarantees for investee companies - see Note
                  19E.

         E.       Convertible securities in investee companies

         (1) A subsidiary, Lycored - Natural Products Industries Ltd. (hereinafter - "Lycored"), has granted stock options to employees, which, if exercised, will dilute the Company's holding in Lycored to about 91.84%.

                  As at the balance sheet date, exercise of the said options is reasonable and if all of the options are exercised for shares of Lycored, the Company will sustain a loss from decline in its holdings' percentage, in the amount of $ 2,145 thousand. The financial statements include a provision for this amount.

         (2) On August 23, 2005 the Board of Directors of Lycored decided to approve an additional issuance of options to directors and managers of Lycord - including the Chairman of the Board of Directors, the CEO and two additional officers of the company. The total number of options issued is 2,581,752 options exercisable for 2,581,752 ordinary shares of NIS 1 par value each of Lycored - constituting 18% of Lycored's issued and paid-up share capital. The Chairman of the Board of Directors and the CEO were each issued 176,048 options.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

         E.       Convertible securities in investee companies (cont'd)

         (3) On October 28, 2003, the Board of Directors of Luxembourg Medicine Ltd. (hereinafter - "Luxembourg") approved the issuance of options to employees of Luxembourg and its subsidiary. Exercise of the options will dilute the holding of the Company in Luxembourg to about 92%.


Note 8 - Long-Term Investments, Loans and Receivables

         A.       Composition


                                                                  Consolidated                             Company
                                                         -------------------------------      --------------------------------
                                                           December 31       December 31        December 31        December 31
                                                                  2005              2004               2005               2004
                                                         -------------     -------------      -------------      -------------
                                                         US$ thousands     US$ thousands      US$ thousands      US$ thousands
                                                         -------------     -------------      -------------      -------------

         Long-term investments, loans and
           receivables [B(1)]                                  22,460            23,265                  -                  -
         Bank deposits [B(2)]                                       -                 -             19,176             19,016
                                                         -------------     -------------      -------------      -------------
                                                               22,460            23,265             19,176             19,016
         Net of allowance for doubtful debts                        -             1,500                  -                  -
                                                         -------------     -------------      -------------      -------------
                                                               22,460            21,765             19,176             19,016
         Less - current maturities                                216               420                  -                  -
                                                         -------------     -------------      -------------      -------------
                                                               22,244            21,345             19,176             19,016
         Other investments [B(3)]                                 440               725                  -                  -
                                                         -------------     -------------      -------------      -------------
                                                               22,684            22,070             19,176             19,016
                                                         =============     =============      =============      =============


         B.       Additional information

         (1)      Long-term investments, loans and receivables
                  --------------------------------------------

                  A.       Linkage terms and interest rates


                                                                                      Consolidated
                                                                            --------------------------------
                                                                              December 31        December 31
                                                                                     2005               2004
                                                                            -------------      -------------
                                                                            US$ thousands      US$ thousands
                                                                            -------------      -------------

                  In Israeli currency - not linked                                 2,427              2,353
                  In dollars                                                       2,684              1,710
                  In Brazilian reals                                              13,885             15,715
                  Other foreign currency                                           3,464              3,487
                                                                            -------------      -------------
                                                                                  22,460             23,265
                                                                            =============      =============

                  The above investments, loans and receivables are non-interest bearing.


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 8 - Long-Term Investments, Loans and Receivables (cont'd)

         B.       Additional information (cont'd)

         (1)      Long-term investments, loans and receivables (cont'd)
                  --------------------------------------------

                  B.       Maturities

                  The investments, loans and receivables mature as follows:


                                                                                                                US$ thousands
                                                                                                                -------------

                  First year (current maturities)                                                                        216
                  Second year                                                                                          1,401
                  Third year                                                                                           1,913
                  Fourth year                                                                                          1,464
                  Fifth year                                                                                              72
                  With no defined repayment date                                                                      17,394
                                                                                                                -------------
                                                                                                                      22,460
                                                                                                                =============

         (2)      Bank deposits
                  -------------

                                                                                                          Company
                                                                           Interest rate    ---------------------------------
                                                                           as at balance      December 31        December 31
                                                                              sheet date             2005               2004
                                                                           --------------   ---------------   ---------------
                                                                                       %    US$ thousands      US$ thousands
                                                                           --------------   ---------------   ---------------

                  Dollar deposits                                                      4           10,871             10,711
                  Dollar deposits                                                    5.1            8,305              8,305
                                                                                            ---------------   ---------------
                                                                                                   19,176             19,016
                                                                                            ===============   ===============


                  During the years 2002 and 2001, the Company made deposits in a Brazilian bank in the amount of $8,300 thousand and $45,600 thousand, respectively, for a five-year period. Such deposits serve as sole security for loans taken out by a subsidiary from the same bank and in the same amounts. The loans are in dollars, bear interest at the rate of 5.3% and 3.5% p.a. and are scheduled to be repaid in 2006. The Company and the subsidiary are able to realize the deposit and make early repayment of the loan on certain dates as provided in the agreement.

                  In September 2003, the amount of $ 25 million was paid out of these deposits and in February 2004 the amount of an additional $10 million was paid out of these deposits. Concurrently, loans were repaid in the same amount.

                  In the consolidated balance sheet, the amounts of the deposits were set-off against the amounts of the loans taken out by the subsidiary (see Note 14A).

         (3) In 1998, the Company entered into an agreement with the shareholders of Hazera Genetics Ltd. and established a joint venture intended to function as a venture capital fund for the investment in companies which are engaged in the field of agricultural biotechnology. Other investments include the Group's share (50%) in biotechnology companies.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 9 - Fixed Assets

         A.       Composition

         Consolidated


                                           Land and          Plant and             Motor     Office furniture
                                          buildings          equipment          vehicles     and equipment              Total
                                      --------------     -------------     -------------     -------------      -------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      --------------     -------------     -------------     -------------      -------------



         Cost
         Balance as at
          December 31, 2004                130,725            661,322             4,999            27,498            824,544
         Additions, net of
          grants                             9,418             47,030             1,226             3,687             61,361
         Newly consolidated
          companies                          1,144                843               366                 -              2,353
         Disposals                            (848)              (874)           (1,446)             (610)            (3,778)
                                      --------------     -------------     -------------     -------------      -------------
         Balance as at
          December 31, 2005                140,439            708,321             5,145            30,575            884,480
                                      --------------     -------------     -------------     -------------      -------------

         Accumulated
          depreciation
         Balance as at the
          beginning of the year             48,037            319,953             2,600            18,215            388,805
         Additions                           5,046             24,927               762             3,588             34,323
         Newly consolidated
          companies                            147                137                29                 -                313
         Eliminated on
          disposals                           (213)              (597)           (1,033)             (484)            (2,327)
                                      --------------     -------------     -------------     -------------      -------------
         Balance as at
          December 31, 2005                 53,017            344,420             2,358            21,319            421,114
                                      --------------     -------------     -------------     -------------      -------------

         Net book value

         As at
          December 31, 2005                 87,422            363,901             2,787             9,256            463,366
                                      --------------     -------------     -------------     -------------      -------------
         As at
          December 31, 2004                 82,688            341,369             2,399             9,283            435,739
                                      ==============     ============      =============     =============      =============


                                                                                                        December 31
                                                                                             --------------------------------
                                                                                                      2005               2004
                                                                                             -------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------

         Cost of assets includes:
         Buildings and development on freehold land                                                88,604             83,289
         Buildings and development on land held under capitalized leases                           51,835             47,436
         Capitalized financing expenses                                                            19,205             19,019
         Fully-depreciated equipment                                                              109,741            107,741
         Cost of assets is net of grants received                                                 102,329             99,015

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 9 - Fixed Assets (cont'd)

         B.       Additional information

         (1) Makhteshim's plants are located on land in Ramat Hovav and in Beer-Sheva which is leased from the Israel Lands Administration. The leasehold periods terminate between 2018 and 2029 with renewal options. The leasehold rights have not yet been registered in the name of Makhteshim in the Israel Land Registry. (The legal advisors of Makhteshim are attending to the registration).

                  Agan's plant is located on freehold land of approximately 121 dunams in Ashdod, of which 90 dunams are registered in the name of Agan in the Land Registry with the remaining area of approximately 30 dunams, which was acquired in 1996, currently undergoing the registration process.

                  Plants of foreign investee companies are constructed on freehold land.

         (2)      Regarding liens - see Note 20.


Note 10 - Other Assets long term and Deferred expenses

         A.       Composition:

         Consolidated

                                                                                             December 31, 2005
                                                                          ---------------------------------------------------
                                                                                               Accumulated        Unamortized
                                                                                    Cost      amortization            balance
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------

         Product registration and acquisition of intellectual
           property                                                             340,622           147,226            193,396
         Goodwill on acquisition of subsidiaries                                165,825            55,576            110,249
         Intangible assets on purchase of products                              281,223            56,303            224,920
         Marketing rights                                                        21,273            16,554              4,719
         Debenture issuance expenses                                                997               651                346
         Non-competition and confidentiality agreement                            2,576             1,152              1,424
                                                                           -------------     -------------      -------------
                                                                                812,516           277,462            535,054
                                                                           =============     ============       =============


                                                                                           December 31, 2004
                                                                          ---------------------------------------------------
                                                                                               Accumulated        Unamortized
                                                                                    Cost      amortization            balance
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------

         Product registration and acquisition of know-how                       280,988           105,996            174,992
         Goodwill on acquisition of subsidiaries                                153,963            51,489            102,474
         Intangible assets on purchase of products                              281,223            41,186            240,037
         Marketing rights                                                        20,830            14,915              5,915
         Debenture issuance expenses                                              3,730             1,272              2,458
         Non-competition and confidentiality agreement                            2,576             1,032              1,544
                                                                           -------------     -------------      -------------
                                                                                743,310           215,890            527,420
                                                                           ============      ============       ============


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------



Note 10 - Other Assets long term and Deferred expenses (cont'd)


         Company

                                                                              December 31, 2005
                                                            ----------------------------------------------------
                                                                                 Accumulated        Unamortized
                                                                      Cost      amortization            balance
                                                            --------------     -------------      -------------
                                                             US$ thousands     US$ thousands      US$ thousands
                                                            --------------     -------------      -------------


         Debenture issuance expenses                                  997               651                346
                                                            =============      ============       ============


                                                                               December 31, 2004
                                                            ----------------------------------------------------
                                                                                 Accumulated        Unamortized
                                                                      Cost      amortization            balance
                                                            --------------     -------------      -------------
                                                             US$ thousands     US$ thousands      US$ thousands
                                                            --------------     -------------      -------------

         Debenture issuance expenses                                3,730             1,272              2,458
                                                            =============      ============       ============


         B.       Additional details

         1. In October-November 2002, subsidiaries, which are wholly-controlled by the Company, signed a number of agreements with Bayer Crop Science AG for the acquisition of a number of products, licenses and distribution rights in the area of vegetation protection. The total consideration for such acquisition amounted to $185.3 million, which is presented in the "other assets and deferred expenses" category.

                  Approximately $34.6 million of the consideration was allocated to acquisition of permits and licenses in connection with the products and is amortized over a 20-year period in the "selling and marketing expenses" category, and approximately $144.1 million was allocated to acquisition of the products in the framework of a "going concern", which constitutes goodwill on the acquisitions of products, and which is amortized over a 20-year period in the "other expenses" category.

                  The consideration in respect of acquisition of the marketing and distribution rights, in the amount of $6.6 million, is being amortized over a period of 6-8 years.

         2. In 2001, fully controlled subsidiaries of the Company signed agreements with Aventis and Syngenta A.G. for the purchase of four new agrochemical products as well as the purchase of marketing and distribution rights of a product package in the Scandinavian countries. One of the products which was purchased is still protected by patents which were transferred to the purchasing company.

                  The total price paid for purchase of the four products totaled $105 million, and it is included in "other assets and deferred charges".. Of the amount paid, $20 million was attributed to registration costs and licensing, which are being amortized over a period of 20 years in the "selling and marketing expenses", $2.5 million was attributed to the purchase of agreements with third parties, which is being amortized over a period of 10 years, and the balance of the amount was attributed to the purchase of the product as a going concern which includes: intellectual rights, trade name, brand name, technological know-how, information on customers and suppliers of materials, etc., which constitutes goodwill on the purchase of the products and is being amortized over a period of 20 years under other expenses. The price of the marketing and distribution rights was $5 million and is amortized over a period of 9 years.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 10 - Other Assets and Deferred Charges (cont'd)

         B.       Additional details (cont'd)

         3. Regarding goodwill and other assets created in the framework of acquisition of companies during the period of the report, see Note 7D.

         4. In connection with a non-competition and confidentiality agreement with the former CEO of Milenia, see Note 30A(4).


Note 11 - Short-term Credit from Banks

         A.       Composition


                                                                   Consolidated                            Company
                                                        --------------------------------    ---------------------------------
                                                                   December 31                          December 31
                                                        --------------------------------    ---------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------


         Credit from banks
         Overdrafts                                          119,967             55,613                 -                  -
         Short-term loans                                    109,462             57,366            59,000                  -
                                                        -------------      -------------     -------------      -------------
                                                             229,429            112,979            59,000                  -
         Current maturities of long-term loans                18,609             27,042                 -                  -
                                                        -------------      -------------     -------------      -------------
                                                             248,038            140,021            59,000                  -
                                                        =============      =============     =============      =============


         B.       Linkage terms and interest rates

                                                                   Consolidated                        Company
                                            Weighted     -------------------------------    ----------------------------------
                                       interest rate                December 31                        December 31
                                         at balance      -------------------------------    ----------------------------------
                                         sheet date               2005              2004              2005               2004
                                      --------------     --------------    -------------     -------------      --------------
                                                  %      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      --------------     --------------    -------------     -------------      --------------

         Credit from banks
         Overdrafts:
         -----------
         In Israeli currency                    7.5               424             2,892                -                   -
         In US dollars                    5.25-7.04            92,302            39,272                -                   -
         In Euro                                6.0            13,618            11,350                -                   -
         In Brazilian currency                 17.7            11,639             1,814                -                   -
         In other currencies                  6-7.2             1,984               285                -                   -
                                                         -------------      -----------       -----------         ------------
                                                              119,967            55,613                -                   -
                                                         -------------      -----------       -----------         ------------

         Short-term loans:
         -----------------
         In dollars (1)                   Libor+0.5           105,953            51,677            59,000                  -
         In other currencies                      6             3,509             5,689                 -                  -
                                                         -------------      -----------       -----------         ------------
                                                              109,462            57,366            59,000                  -
                                                         -------------      -----------       -----------         ------------
                                                              229,429           112,979            59,000                  -
                                                         =============      ===========       ===========         ============


         C.       Regarding collateral - see Note 20A.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Trade Payables

         Consolidated


                                                                                                        Consolidated
                                                                                             --------------------------------
                                                                                                        December 31
                                                                                             --------------------------------
                                                                                                      2005               2004
                                                                                             -------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------

         Open accounts                                                                            338,462            325,770
         Checks payable                                                                               136                175
                                                                                             -------------      -------------
                                                                                                  338,598            325,945
                                                                                             =============      =============


Note 13 - Other Payables
                                                                    Consolidated                            Company
                                                        --------------------------------    ---------------------------------
                                                                    December 31                          December 31
                                                        --------------------------------    ---------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------

         Salaries and payroll accruals                        36,290             32,591             4,343              2,627
         Accrued income taxes, net of
          advance payments                                    30,199             38,047             3,178                  -
         Government agencies                                   6,478              5,804                74                142
         Subsidiaries - current account                            -                  -               127                 33
         Liability for securities sold short (1)                   -              5,627                 -                  -
         Derivatives                                           9,074              9,608                 -                  -
         Accrued expenses and deferred
          income                                              60,397             63,672             1,087              3,209
         Payables in respect of acquisition
          of subsidiary                                          957              6,500                 -                  -
         Others                                               53,778             30,556             1,078                749
                                                        ------------        -----------      ------------      -------------
                                                             197,173            192,405             9,887              6,760
                                                        ============        ===========      ============      =============


         (1) In 2004, a subsidiary borrowed marketable debentures from a bank for purposes of the short sale thereof. The borrowing period is three months, which is renewed every three months subject to the lender's agreement.

                  The subsidiary's liability in respect of the bonds borrowed, was presented based on the market value of the bonds.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 14 - Long-Term Loans from Banks

         A.       Composition


                                                                                                      Consolidated
                                                                                           ---------------------------------
                                                                                                       December 31
                                                                                           ---------------------------------
                                                                                                    2005               2004
                                                                                           -------------      --------------
                                                                                           US$ thousands      US$ thousands
                                                                                           -------------      --------------

         Loans from banks*                                                                         54,193            120,065

         Less - current maturities                                                                 18,609             27,042
                                                                                           --------------      -------------
                                                                                                   35,584             93,023
                                                                                           ==============      =============

         * After the deduction of an
             investment in bank deposits (see
             Note 8B2) in the amount of:                                                           19,176             19,016
                                                                                           ==============      =============


         B.       Linkage terms and interest rates

                                                                                                      Consolidated
                                                                                Weighted   ---------------------------------
                                                                           interest rate               December 31
                                                                               at balance  ---------------------------------
                                                                              sheet date             2005               2004
                                                                           --------------   -------------      -------------
                                                                                       %    US$ thousands      US$ thousands
                                                                           --------------   -------------      -------------

         In US dollars                                                         4.71-6.55           47,528            103,124
         In Euro                                                                    3.55            4,999              9,189
         In Israeli currency                                                     6.1-8.7            1,666              1,548
         In other foreign
          currency                                                                                      -              6,204
                                                                                            --------------     -------------
                                                                                                   54,193            120,065
                                                                                            ==============     =============

         C.       Maturities

                                                                                                                Consolidated
                                                                                                               -------------
                                                                                                               US$ thousands
                                                                                                               -------------

         First year - current maturities                                                                             18,609
         Second year                                                                                                 13,534
         Third year                                                                                                  12,861
         Fourth year                                                                                                  4,189
         Fifth year                                                                                                   2,000
         Sixth year and thereafter                                                                                    3,000
                                                                                                               ------------
                                                                                                                     54,193
                                                                                                               ============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 14 - Long-Term Loans from Banks (cont'd)

         D. Regarding the commitment of the Company and certain subsidiaries to banks, to maintain certain financial criteria, mainly, debt-equity and profitability ratios - see Note 20C.

         E.       Collaterals - see Note 20A.


Note 15 - Convertible Debentures

         A.       Presented in the "long-term liabilities" category
                  -------------------------------------------------


                                                                   Consolidated                           Company
                                                        ---------------------------------    --------------------------------
                                                                   December 31                           December 31
                                                        ---------------------------------    --------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------


                  Debenture principal                              -            150,000                 -           150,000
                                                        =============      =============     ==============     =============


         B.       Presented in a separate category between "long-term liabilities" and "shareholders' equity"
                  -------------------------------------------------------------------------------------------

                                                                    Consolidated                          Company
                                                        ---------------------------------   ---------------------------------
                                                                    December 31                          December 31
                                                        ---------------------------------   ---------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------

                  Debenture principal                         41,152             39,474            41,152           39,474
                  Discount balance, net                         (673)            (1,152)           (1,086)          (1,565)
                                                        -------------      -------------     -------------      -------------
                                                              40,479             38,322            40,066           37,909
                                                        =============      =============     =============      =============


                  1.       (1)      In November 2001, convertible debentures
                                    and options were issued pursuant to a
                                    prospectus, as follows:

                                    NIS 270,000,000 par value registered
                                    debentures (Series A) offered at 90% of the par value, repayable in a lump-sum payment on November 20, 2007, bearing interest at the annual rate of 2.5% and linked (interest and principal) to the representative exchange rate of the dollar. On any trading day, commencing with the registration date of the debentures (Series A) for trading on the stock exchange and up to and including October 31, 2007, the debentures (Series A) are convertible into fully paid-up ordinary registered shares of NIS 1 par value each, based on a conversion rate of NIS 10.68 par value debentures (Series A) for one ordinary share of NIS 1 par value.

                                    As a result of dividend distributions, the conversion rate was updated and, as at the balance sheet date, it stands at NIS 9.61 par value.

                           (2) 18,000,000 registered options (Series 1), exercisable for 18,000,000 ordinary shares of NIS 1 par value each of the Company, on any trading day, commencing with the registration date thereof for trading on the stock exchange and up to and including November 20, 2005, such that every option (Series 1) may be exercised for one ordinary share of NIS 1 par value (subject to adjustments), against a cash payment of the exercise price of NIS 10.68, linked to the representative exchange rate of the dollar. In any case, the exercise price will not be less than NIS 10.68. An option (Series 1) which is not exercised up to and including November 20, 2005, will be invalid and will not convey to its holder any right vis-a-vis the Company. On November 20, 2005, the options expired.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Convertible Debentures (cont'd)

         B.       Presented in a separate category between "long-term
                  ---------------------------------------------------
                  liabilities" and "shareholders' equity" (cont'd)
                  ---------------------------------------

                                    The securities were offered to the public in 1,200,000 units by means of a tender on the unit price, where the composition of each unit is NIS 225 par value of debentures (Series A) at the price of 90% of their par value (NIS 202.5) and 15 options (Series 1) for no consideration. The total minimum price per unit was NIS 202.5.

                                    The price per unit determined as part of the tender was NIS 220. Taking into account the economic value of the options (Series 1) the discount rate with respect to the debentures (Series A) is 9.3%. The gross consideration received in the issuance is $62.5 million, of which $58.5 million was attributed to the debentures (Series A) and $4.0 million was attributed to the options (Series 1).

                  2. In January 2002, the Company issued to investors, as part of a private placement, NIS 133,980 thousand par value convertible debentures (Series A), at a price of NIS 1.015 for NIS 1 par value of debentures (Series A), for an aggregate consideration of $29.5 million.

                           The terms of the convertible debentures (Series A) are identical to the terms of the debentures (Series
                           A), issued by the Company, as stated in Section A., above.

                  3. In 2003, NIS 57,660,575 par value of debentures (Series A) were converted into 5,565,649 ordinary shares of NIS 1 par value, the majority at a conversion rate of NIS 10.36 par value debentures for one ordinary share of NIS 1 par value. The total share capital issued as a result of the conversion is $1,270 thousand, with a premium of $11,331 thousand.

                           In 2004, NIS 179,607,707 par value of debentures (Series A) were converted into 17,582,221 ordinary shares of NIS 1 par value, at a conversion rate of NIS 10.03-10.36 par value debentures for one ordinary share of NIS 1 par value. The total share capital issued as a result of the conversion is $3,974 thousand, with a premium of $35,581 thousand.

                           In 2005, NIS 55,412 thousand par value of debentures (Series A) were converted into 5,687 thousand ordinary shares of NIS 1 par value at a conversion rate of NIS 9.61 par value debentures for ordinary shares of NIS 1 par value. The total share capital issued as a result of the conversion is $1,253 thousand, with a premium of $9,756 thousand.

                           Subsequent to December 31, 2005, NIS 1,415 thousand par value of debentures (Series A) were converted into 147 thousand ordinary shares of NIS 1 par value.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Convertible Debentures (cont'd)

         B.       Presented in a separate category between "long-term
                  ---------------------------------------------------
                  liabilities" and "shareholders' equity" (cont'd)
                  ---------------------------------------

                           As of December 31, 2005, conversion of the said debentures is expected and, accordingly, they are presented in the balance sheet in a separate category between the "long-term liabilities" and the "shareholders' equity" sections based on their liability value.

                  4. In March 2004, the Company issued, as part of a private issuance to institutional investors (mainly overseas), non-marketable convertible debentures, in the amount of $150 million par value (including $5 million which was issued to the underwriters in April 2005), in exchange for their par value. The period of the debentures is 7 years and they bear annual interest at the rate of 1.75%, which is to be paid once a year, in March. The debentures may be converted into ordinary registered shares of NIS 1 par value each, at a conversion rate of NIS 20.5 par value, based on a fixed rate of exchange of US$1 = NIS 4.514. The ordinary shares to be issued as a result of conversion of the debentures shall be registered for trading on the Tel-Aviv Stock Exchange.

                           The owners of the debentures shall have the right to demand payment of the debentures (principal and interest up to that date) on March 22, 2007, by means of advance written notice (which is given 30-60 days prior to March 22, 2007).

                           The Company shall have the right to execute a forced conversion of the debentures commencing on March 22, 2007, this being so long as the average price per Company share in the period of 20 business days which preceded its notification of forced conversion, shall be at least 30% higher than the price of the conversion rate of the debentures.

                           The Company committed to the debenture purchasers that it would refrain from creating additional liens on its property, the purpose of which is the guarantee of marketable securities or other securities that the Company intends to register for trading.

                           The total issuance expenses with respect to the aforementioned debentures amounted to $2.5 million.

                           In 2005, $135,650 thousand par value institutional debentures were converted into 29,869 thousand shares of NIS 1 par value, all of which based on a conversion rate of $4.541 par value debentures for one share of NIS 1 par value.

                           The total share capital issued as a result of the conversion is $6,554 thousand at a premium of $129,096 thousand.

                           As of December 31, 2005, conversion of the said debentures is expected and, accordingly, the debentures are presented in the balance sheet in a separate category between the long-term liabilities and the shareholders' equity based on the liability value of the debentures.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 16 - Other Long-Term Liabilities

         Consolidated

         Linkage terms and interest rates


                                                                                Weighted
                                                                           interest rate                December 31
                                                                           as at balance    ---------------------------------
                                                                              sheet date              2005               2004
                                                                           -------------    --------------      -------------
                                                                                       %     US$ thousands      US$ thousands
                                                                           -------------    --------------      -------------

         Liabilities linked to the US dollar                                                        3,222             9,195
         Liabilities linked to another currency                                        0            1,092               142
                                                                                             -------------       ------------
                                                                                                    4,314             9,337
                                                                                             =============       ============

         The liabilities are schedule for repayment in the years 2007 - 2008.


Note 17 - Taxes on Income

         A. Benefits under the Law for the Encouragement of Capital Investments, 1959

         The plants of the subsidiaries in Israel have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959. Part of the income deriving from the approved enterprises during the benefit period is subject to tax at the rate of 25% (the total benefit period is for seven years and in certain circumstances ten years, but does not exceed beyond either 14 years from the date of the letter of approval or 12 years from the date the approved enterprise commenced operations).

         Other plants of subsidiaries in Israel are entitled to a tax exemption for periods of between two and six years and a reduced tax rate of 25% for the remainder of the benefit period. Should a dividend be distributed from the tax-exempt income, the subsidiaries will be liable to pay tax on the income from which the dividend was distributed at a rate of 25%.

         The benefit period has ended for some of the plants of the subsidiaries and the benefit period for others will end during years up to 2014. In addition, subsidiaries have other investment programs in progress, or for which the benefit period with respect thereto has not yet commenced.

         The abovementioned benefits are conditional upon compliance with certain conditions specified in the Law and related Regulations, and in the letters of approval, in accordance with which the investments in the approved enterprises were made. Failure to meet these conditions may lead to cancellation of the benefits, in whole or in part, and to repayment of any benefits already received, together with interest. Management believes that the companies are complying with these conditions.

         B.       Benefits under the Law for the Encouragement of Industry
                  (Taxes), 1969

         Under the Law for the Encouragement of Industry (Taxes) 1969, the Company is an industrial holding company and the subsidiaries in Israel are "industrial companies". The main benefit under this law is the filing of consolidated income tax returns. The Company files a consolidated income tax return with Makhteshim.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Taxes on Income (cont'd)

         C.       Taxation under inflationary conditions

         The Company and its subsidiaries in Israel are subject to the Income Tax Law (Inflationary Adjustments), 1985. Under this Law, the results for tax purposes are adjusted principally for the changes in the Consumer Price Index. The financial statements are presented in US dollars.

         D.       Benefits for development areas

         A subsidiary is subject to the Income Tax Regulations (Tax Reductions in Certain Settlements and Agriculture-based Army Units ("Nahal")), 1978. Under these Regulations, the subsidiary is entitled to an additional deduction, at the rate of 25% of the tax depreciation claimed in respect of the plants constructed in Ramat Hovav.
         These Regulations were in effect until December 31, 2003.

         E.       Foreign subsidiaries

         The subsidiaries are assessed according to the tax laws applicable in the respective countries where these subsidiaries operate.

         F.       Change in tax rate

                  On June 29, 2004, Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 (hereinafter - "the Amendment") passed the second and third reading in the Israeli Knesset. The Amendment provides that the Companies Tax rate shall be gradually reduced, commencing from January 1, 2004 from 36% to 30% in the following manner: in 2004 - 35%, in 2005 - 34%, in 2006 - 32% and in 2007 and thereafter - 30%.

                  The current taxes and the balances of the deferred taxes as at December 31, 2004, were calculated in accordance with the tax rates in the preceding paragraph. The impact of the reduction in the tax rates on the Company's consolidated results of operations for the year ended December 31, 2004 is tax income in the amount of $4.5 million.

                  On July 25, 2005, the Law for Amendment of the Income Tax Ordinance (No. 147 and Temporary Order), 2005 was passed, pursuant to which the Companies Tax rate will be gradually reduced in the following manner: in the 2006 tax year a tax rate of 31% will apply, in 2007 - 29%, in 2008 - 27%, in 2009
                  - 26%, and in 2010 and thereafter, a tax rate of 25% will apply. In addition, commencing from 2010, upon reduction of the Companies Tax rate to 25%, every real capital gain will be subject to tax at the rate of 25%.

                  The current and deferred taxes as at December 31, 2005, were calculated in accordance with the new tax rates as determined in Amendment No. 147. The impact of the reduction in the tax rates on the consolidated financial statements for the year ended December 31, 2005 is a decrease in the taxes on income in the amount of $4.8 million.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Taxes on Income (cont'd)

         G.       Deferred taxes


                                                                    Consolidated                         Company
                                                        --------------------------------     --------------------------------
                                                                  December 31                           December 31
                                                        --------------------------------     --------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------

         (1)      Movement

                  Balance at beginning
                   of year                                    37,317             33,522            (6,999)            (6,250)
                  Included in statement
                   of income                                   7,830               (163)              968               (749)
                  Charged to capital                          (1,544)                 -            (1,544)                 -
                  Newly consolidated                             276              3,958                 -                  -
                                                        -------------      -------------     -------------      -------------
                  Balance at end of year                      43,879             37,317            (7,575)            (6,999)
                                                        =============      =============     =============      =============

                  Classified as:

                  Other receivables                          (15,922)           (17,037)             (341)              (325)
                  Long-term liabilities (in the
                   balances of the long-term
                   debt)                                      59,801             54,354            (7,234)            (6,674)
                                                        -------------      -------------     -------------      -------------
                                                              43,879             37,317            (7,575)            (6,999)
                                                        =============      =============     =============      =============

         (2)      Composition

                                                                    Consolidated                         Company
                                                        --------------------------------     --------------------------------
                                                                  December 31                           December 31
                                                        --------------------------------     --------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------

                  Deferred taxes in respect of:
                  Depreciable assets                          78,831             85,564                 -                  -
                  Carryforward tax losses                    (16,673)           (19,864)           (6,117)            (5,343)
                  Inventories                                (11,760)           (17,615)                -                  -
                  Employee severance
                   benefits, net                             (10,227)           (11,467)           (1,458)            (1,656)
                  Other temporary
                   differences                                 3,708                699                 -                  -
                                                        -------------      -------------     -------------      -------------
                                                              43,879             37,317            (7,575)            (6,999)
                                                        =============      =============     =============      =============

                  In the consolidated balance sheet, deferred taxes are computed at rates ranging between approximately 27%
                  and 35% (Company - 27%).

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Taxes on Income (cont'd)

         H.       Composition of tax expense (benefit)

         Consolidated


                                                                                      For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------


         Taxes in respect of the reported period:
         Current                                                                 28,944            51,228             24,702
         Deferred                                                                 5,142            (3,034)             3,173
                                                                           -------------     -------------      -------------
                                                                                 34,086            48,194             27,875
                                                                           -------------     -------------      -------------

         Taxes in respect of prior years:
         Current                                                                  3,178             1,269              4,683
         Deferred                                                                 2,688             2,871                 60
                                                                           -------------     -------------      -------------
                                                                                  5,866             4,140              4,743
                                                                           -------------     -------------      -------------
                                                                                 39,952            52,334             32,618
                                                                           =============     =============      =============

         Company

                                                                                      For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------

         Current                                                                  3,058                 2                 29
         Deferred                                                                   968              (749)            (2,507)
                                                                           -------------     -------------      -------------
                                                                                  4,026              (747)            (2,478)
                                                                           ============      =============      =============


         I.       Theoretical tax

         Following is a reconciliation between the theoretical tax and the tax expense included in the statement of income:

         Consolidated

                                                                                      For the year ended December 31
                                                                         ----------------------------------------------------
                                                                                   2005               2004              2003
                                                                         --------------      -------------     --------------
                                                                                    34%                35%               36%
                                                                         --------------      -------------     --------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                         --------------      -------------     --------------

         Tax expense computed at regular tax rate                                85,777            76,608             49,030
         Tax benefit for approved enterprises                                    (8,469)          (10,203)            (3,727)
         Benefit for plants in development areas                                      -                 -             (2,109)
         Difference between financial statement
          measurement of income and tax basis                                       207             2,559             (4,868)
         Change in rate of deferred taxes                                        (4,793)           (1,912)             2,384
         Income taxable at other tax rates                                      (32,630)          (20,732)           (14,490)
         Taxes in respect of previous years                                       5,866             4,140              4,743
         Utilization of tax losses for which deferred taxes
          were not created                                                       (3,048)                -                  -
         Nondeductible expenses and other differences                            (2,958)            1,874              1,655
                                                                           -------------     -------------      -------------
                                                                                 39,952            52,334             32,618
                                                                           =============     =============      =============

                                                                                                                           48

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Taxes on Income (cont'd)


         I.       Theoretical tax (cont'd)

         Company

                                                                                         For the year ended December 31
                                                                           ----------------------------------------------------
                                                                                     2005             2004               2003
                                                                           --------------    -------------      ---------------
                                                                                      34%              35%                36%
                                                                           --------------    -------------      ---------------
                                                                            US$ thousands    US$ thousands      US$ thousands
                                                                           --------------    -------------      ---------------


         Tax expense computed at regular tax rate                                 71,236           57,673             36,107
         Difference between financial statement measurement
          of income and tax basis                                                  3,026              353                166
         Equity in earnings of investee companies, net                           (73,903)         (57,192)           (37,446)
         Nondeductible expenses and other differences                              3,667           (1,581)            (1,305)
                                                                           --------------    -------------      ---------------
                                                                                   4,026             (747)            (2,478)
                                                                           ==============    =============      ===============


         J.       Final assessments

         Makhteshim, Agan and Lycored have received final tax assessments up to and including the 2001 tax year. Luxembourg has received final tax assessments up to and including 1998.


         K. Losses and deductions available for carryforward to future years

         As at the balance sheet date, the losses for tax purposes which are available for carryforward to future tax years, amount to $57.3 million.

         The Company has recorded a deferred tax asset with respect to the accrued losses, in the amount of US$16.7 million, based on Management's estimation it is probable that such losses will be utilized in the upcoming years.


         L.       Additional Information

         Regarding fiscal claims against Milenia - see Note 19D(2).


Note 18 - Employee Termination Benefits, Net

         A.       Composition


                                                                 Consolidated                            Company
                                                    ---------------------------------    ---------------------------------
                                                                 December 31                           December 31
                                                    ---------------------------------    ---------------------------------
                                                              2005               2004              2005               2004
                                                     -------------      -------------     -------------      -------------
                                                     US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                     -------------      -------------     -------------      -------------

         Accrued severance pay and
          retirement grants                                25,898             26,576             4,136              4,591
         Less - deposits in severance
          pay funds                                        16,198             15,957                 -                  -
                                                     ------------       ------------      ------------        ------------
                                                            9,700             10,619             4,136              4,591

         Early retirement pension                          15,197             13,248                 -                  -

         Accrual for unutilized sick leave                  3,117              2,842                 -                  -
                                                     ------------       ------------      ------------        ------------
                                                           28,014             26,709             4,136              4,591
                                                     ============       ============      ============        ============


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Employee Termination Benefits, Net


         B. Severance pay and retirement grants

         The Company and its subsidiaries in Israel make regular deposits with "Nativ" (the Pension Fund of the Workers and Employees of the Histadrut Ltd.) and insurance companies. These deposits are intended to provide employees with pension rights or severance pay upon reaching retirement age. Amounts deposited in the pension fund and insurance companies are not included in the balance sheet because they are not under the management or control of the companies.

         Employees dismissed before attaining retirement age are eligible for severance benefits, computed on the basis of their most recent salary. Where the amounts accumulated in the pension fund are not sufficient to cover the computed severance benefits, the companies will cover the difference. Experience has shown that the majority of salaried employees continue to work until retirement age and the companies have not been required to cover substantial differences in severance pay to employees who retire prior to reaching retirement age. Management of the Company and the subsidiaries accordingly believe that it is unlikely that it will be necessary to cover such differences and therefore no accrual has been made in the financial statements.

         In addition to their abovementioned pension rights, employees are entitled to receive retirement grants at the rate of 2.33% of their salary at retirement age. The accrual in the balance sheet covers the companies' obligations with regard to these retirement grants, as well as their liability to pay severance benefits to some of their employees for the period prior to the date on which these employees joined the pension plan, during which period no deposits had been made in the fund in the name of the employee.

         C.       Deposits with severance pay fund and retirement grants

         The deposits in the severance pay funds include accrued linkage differences and interest and are made in severance pay funds with banks and insurance companies. Withdrawal of the amounts on deposit is contingent upon the fulfillment of the provisions set forth in the Severance Pay Law.

         D.       Compensation for unutilized sick leave

         The financial statements include an accrual for compensation in respect of unutilized sick leave for employees who are 55 and older. No accrual is made in respect of employees under the age of 55 as it is uncertain as to whether or not they will receive such compensation (by reason of utilization of sick leave or early retirement). The accrual is computed, using the latest wage rates, on the basis of eight work days for each year of employment in which sick leave was not utilized.

         E.       Early retirement pension

         The financial statements include a provision for payment of pension benefits to a number of employees whose work was terminated before they reached retirement age. The provision was calculated by reference to the period from the time their work was terminated until the date stipulated in the agreement, on the basis of the present value of the pension payments (the interest rate used in the present value calculation was 3.6% per annum).

         At the beginning of 2004, the Knesset passed a law according to which the Articles of Association for pension funds were changed, such that the retirement age will be gradually raised for men from 65 to 67 and for women from 60 to 62.

         In the estimation of the subsidiary Management, the above-mentioned law will have no effect on the subsidiary's liabilities for early retirement in connection with its employees who left prior to reaching retirement age.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities

         A.       Commitments

         (1) The Articles of Association of the Company and its subsidiaries permit, subject to the governing companies' laws, including the provision of the Companies Law, indemnification and insurance of the responsibilities of directors and officers therein, provided that if the Company decides to provide advance indemnification, the amount of such indemnification shall be limited to 25% of the Company's shareholders' equity as at the date the indemnification is granted.

         (2) Liability of directors and officers of the Company and its subsidiaries is insured as part of a policy. The limit of the insured responsibility is $100 million. The directors who were insured within the policy include all of the Company's directors as well as the directors of the subsidiaries.


         (3) Regarding undertakings of the Company and its subsidiaries as part of a securitization transaction - see Note 3(1).

         (4)      Regarding undertakings with interested parties - see Note 30A.

         B.       Contingent liabilities

         (1) In accordance with the Law for the Encouragement of Capital Investments, 1959, Company subsidiaries received grants from the State of Israel in respect of investments in fixed assets made as part of plant expansion plans approved by the Investments Center. Receipt of the grants is conditional upon fulfillment of the terms of the letter of approval that include, among others, exports at certain rates. If the companies do not comply with the required terms, they will be required to refund the grants amounts, together with interest from the date of their receipt. Management of the subsidiaries believes that they are in compliance with the conditions of the approval.

         (2) In accordance with the Law for the Encouragement of Research and Development in Industry, 1984, subsidiaries received grants from the State of Israel in respect of their research and development expenses incurred on projects approved by the Industrial Research and Development Administration. Receipt of the grants is conditional upon compliance with the terms of the letter of approval which include, among other things, the payment of royalties to the State at rates of between 2%-3.5% of the sales of products, up to the amount of the State's participation.

                  The balance of the State's participation in the companies' research and development expenses (net of royalties paid in respect thereof), after deduction of participations in expenses of unsuccessful research projects which were abandoned, amounts to approximately $4.6 million.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         B.       Contingent liabilities (cont'd)

         (3) The Company has undertaken to indemnify the economic consultants who determined the exchange ratio for the Arrangement (see Note 1B) for reasonable expenses that they may be required to pay for legal consultation and representation in the event that legal proceedings are brought against them in connection with their opinion. In addition, the Company will indemnify the economic consultants for any damages payable in consequence of legal proceedings which exceed $1.5 million. The Company shall not be liable to indemnify the economic consultants if it is determined that they acted with gross negligence or willful misconduct in connection with their opinion.

         (4) A subsidiary has an agreement pursuant to which it will pay royalties at the rate of 4% of sales, with certain reductions stated in the agreement, with respect to a product whose development rights were acquired by the subsidiary, for a period of 10 years beginning from the year 2000, the date on which sales of the product to outsiders reached the level of sales stipulated in the agreement. Under certain conditions, the royalties may be reduced to a rate of not less than 2%.

         (5)      In Israel the Stamp Duty on Documents Law - 1961 (hereinafter
                  - the Law) applies to various documents at various rates, according to the type of the document and the amount specified or not specified in it. In June 2003 Section 15A of the Law regarding the identity of those required to pay stamp duty was amended.

                  Beginning from June 2003 the Israeli Tax Authorities increased enforcement of the law. The amendment to the Law and the enforcement measures taken by the Tax Authorities were raised for discussion at the Supreme Court, which has not yet established its opinion on the matter.

                  In August 2004 the Customs and VAT Department requested from a subsidiary to produce documents the company had signed after June 1, 2003. The Customs and VAT Department contends that the Law requires the payment of stamp duty on the requested documents. Furthermore, the company was issued a stamp duty notice with respect to a document it had signed with a third party.

                  On December 12, 2005, the Knesset Finance Committee approved The Stamp Tax on Documents Order (Cancellation of Addendum A to the Law) (Amendment, 2005), pursuant to which the liability for Stamp Tax will be cancelled with respect to documents that are signed commencing January 1, 2006 and thereafter.

                  In the opinion of management of the Company, which is based on the opinion of its legal counsel, the Company has no material exposure in respect of any demand arising from the Stamp Duty Law.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         C.       Environmental quality

         (1) The operations of the Company and of its investee companies are exposed to risks related to environmental contamination, since they produce, store and sell chemicals. The Group invests substantial sums in order to comply with environmental laws and regulations, and management believes that the Group companies are in compliance with those laws. In accordance with the estimate of the Company's insurance advises, the Group insurance policies cover any sudden, unexpected environmental contamination caused in Israel and the rest of the world, subject to the conditions of the relevant policies. As at December 31, 2005, the Group did not have any coverage against ongoing environmental contamination. Such insurance is difficult to obtain, and in cases when it can be obtained, Company Management believes that the terms of the policy, including the amount of the insurance coverage, do not presently justify obtaining such a policy.

         (2) Pursuant to an agreement with the Ministry of Environmental Protection, subsidiaries decided to construct facilities for the biological treatment of waste. Construction of the facility will take approximately 3 years. In the estimation of the subsidiary's management, the aggregate construction cost will be between $30 million and $40 million.

         (3) One of the subsidiary's plants, together with other chemical plants, was constructed in Ramat Hovav, since the Government of Israel determined that the location was suitable for chemical plants as it was assumed that the layers of the soil in that area were absolutely sealed against penetration by liquid discharges or contamination. The Ministry of Environmental Protection conducted tests as a result of which it was reported that data exist indicating subterranean contamination in Ramat Hovav. The inspectors recommended that steps be taken to prevent further leakage from active and dormant installations that are likely to constitute a source of contamination of the subterranean water in the region.

                  The subsidiary may be required to clean up the relevant areas or subterranean layers if and when it is found that the subsidiary is responsible for the contamination. Over the past several years various tests have been performed by different agencies to test the ground contamination in the Ramat Hovav area as well as the area surrounding the subsidiary's premises in Be'er Sheva. Based on studies performed by researchers, including foreign research institutes, there is no effective process for cleaning the contaminated soil. The only remediation available is the natural cleansing processes which will clean the land over a period of 80 years. In the opinion of Company Management, no material consequences on the financial statements are expected due to application of the recommendations deriving from the said examinations.

         (4) In May 2004, a subsidiary and other factories in the Ramat Hovav area received a notification of a change in the terms of the license, according to which the factories will be required to treat their waste, in contrast with the current treatment, independently and through application of evaporation procedures, in the framework of which the factories are required to perform within a short time, research and development for purposes of conformance of the procedures to the composition of each factory's waste, and later on to construct an appropriate facility, as well as application of formulation procedures, in the framework of which the factories are required to present research and development plans to the Ministry for purposes of application of the procedures with respect to the waste. At the same time, the Ministry of Environmental Protection set a date by which the factories are required to treat their waste in the required format and to stop the flow of waste into the evaporation pools and waste treatment facilities of the Council of Ramat Hovav.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         C.       Environmental quality (cont'd)

         (4) (cont'd)

                  On October 10, 2004, the subsidiary, together with the Israeli Union of Industrialists and other companies, filed an administrative petition with the District Court of Be'er Sheva against the Ministry of Environmental Protection. The subject of the petition is in respect of the additional conditions for receipt of a business license that were imposed on the petitioning factories in May 2004 that deal with treatment and removal of waste accumulated as a result of their operations.

                  As part of the petition, the Court was requested to issue an order declaring that the additional conditions are null and void.

                  On March 3, 2005, the Court approved the Parties' consent to attempt to settle the dispute through "out of court" mediation. In the framework of the mediation, the Ministry of Environmental Protection hired the services of a Dutch company having expertise with respect to the matter. The Dutch company's conclusions supported the Company's position that there is no treatment method of pressurized ventilation and crystallization for the type of waste material produced by the Ramat Hovav factories and it recommended to remain in the Ramat Hovav pools while improving the quality of the waste material and preventing the escape of odors and pollution into the environment. The matter is currently in the mediation process. Agreement regarding the proposed method will also update the conditions of the business license accordingly.

                  In the estimation of Company Management, based on the advice of its legal advisors, in light of the early stage of the proceedings, it is not possible at this stage to predict the chances of the administrative petition succeeding.

                  In the Company's estimation, if the petition is rejected, such rejection will have a material impact on the activities of the factory in Ramat Hovav and/or investments will be required, the scope of which the Company is unable to estimate at this point.

         (5) On November 28, 2004, a Government decision was received that approves a plan in connection with reduction of damaging air and water pollution agents deriving from the Ramat Hovav area.

                A.     Treatment of Factory Waste
                       --------------------------

                1. By June 30, 2006, flow of the untreated waste into the joint biological treatment facility will be discontinued, and every factory will treat its waste up to the quality level determined by the Ministry of Environmental Protection (as determined in additional terms of the business license from May 2004).

                2. By December 31, 2007, flow of the runoff into the existing evaporation pools will be discontinued, and every factory will treat its runoff up to the quality level determined by the Ministry of Environmental Protection (as determined in additional terms of the business license from May 2004).

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         C.       Environmental quality (cont'd)

                B.     Rehabilitation of the Existing Evaporation Pools
                       ------------------------------------------------

                1. From January 1, 2005, the Ramat Hovav Industrial Council will commence activities to dry out and rehabilitate the area of the evaporation pools spanning an area of about 1,500 dunams, in an attempt to complete such drying out and rehabilitation activities no later than the end of 2012.

                2. The Ramat Hovav Industrial Council will submit a detailed plan along with timetables for the drying out and rehabilitation of the area of the evaporation pools for approval by the Ministry of Environmental Protection by December 31, 2004.

                C.     Treatment of Air Pollution
                       --------------------------

                The Ministry of Environmental Protection will formulate and operate a plan for prevention of exceptional emissions of dangerous substances into the air in the Ramat Hovav Industrial Area.

                Regarding the possible consequences of the said Government decision on the Company's activities, see Section 4, above.


         D.       Claims against subsidiaries

         (1) In 1995, a claim was submitted against Milenia and a number of other parties for a total amount of approximately $45 million by a group that purchased the rights of two banks which went bankrupt. The remainder of the claim is being submitted against Milenia in its capacity as a guarantor for agricultural cooperatives, which were its former shareholders.

                  Milenia's position is that it was excluded from the guarantee agreement by a later agreement between the bank, the former shareholders and the other subsidiary of the former shareholders. A provision of approximately $1.6 million was recorded in the financial statements for this claim, based on a possibility of settlement in due course. Milenia's position, based on an analysis by their legal advisors, is that, the provision recorded is sufficient to cover any probable losses it may have on this case.

         (2) Administrative proceedings as well as civil and other fiscal claims have been submitted against Milenia totaling approximately $63.9 million.

                  Milenia's management believes based on, inter alia, the opinion of its legal advisors, that its chances of winning in the administrative proceedings and successfully defending against the aforesaid claims and demands, are probable and the provisions included in the financial statements are sufficient to cover any losses, which may be incurred as a result of these claims.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         D.       Claims against subsidiaries (cont'd)

         (3) During 2003, a criminal complaint has been filed against Makhteshim and one of its managers by the Man, Nature and Law Amuta (Society). In the charge sheet, it is stated that in a number of cases during 1999-2003, discharges of materials were measured in the exhaust vents in Makhteshim's factory in Ramat Hovav in forbidden concentrations that created strong pollution. Makhteshim does not admit to the allegations stated in the complaint. In the estimation of Makhteshim and its legal advisors, it is not possible to predict the results of the complaint but on the basis of the presently accepted degrees of punishment it is highly probable that even if the Company is convicted this will not have a material effect on the Company, therefore, no provision has been recorded in the books in respect thereof.

         (4) A number of other claims have been filed against Agan, the total amount of which is $3.5 million, in respect of damages which, according to the plaintiffs, were caused due to use of Agan's products, breach of agreement to market a product, supply of a faulty product, as well as in connection with additional claims. In Agan's estimation, based on the opinion of its legal advisors, with respect to some of these claims the chances of defense are good, while regarding some of the claims it is not possible, at this stage, to predict their outcome. Accordingly, no provisions have been recorded on the books in connection with these claims.

         (5) A number of other claims have been filed against Makhteshim, the total amount of which is $3.3 million, in respect of damages which, according to the plaintiffs, were caused by, among other reasons, use of its products as well as a claim of a supplier which provided the planning work with respect to construction of the plant in Ramat Hovav. In Makhteshim's estimation, based on the opinion of its legal advisors, with respect to some of these claims the chances of defense are good or the provisions included in the books are adequate. With respect to claims regarding which it is not possible, at this stage, to predict their outcome, no provisions have been included in the financial statements.

         (6) In April 2005, the subsidiary received a notice that an international chemical company had started an international arbitration proceeding against the Company in connection with a license and supply agreement signed in 1998. According to the notice, the amount of the claim is $10.6 million. Subsidiary recorded an appropriate provision in its books based on the opinion of its legal advisors.


         E.       Guarantees

         (1) The Company has guaranteed the liabilities to banks of a subsidiary without any limitation as to amount. As at the balance sheet date, the outstanding liabilities of the subsidiary to the banks totaled $66.6 million.

         (2) The Company has guaranteed the liabilities to banks and suppliers of subsidiaries, the amount of which as at the balance sheet date totaled $33.3 million.

         (3) Makhteshim and Agan have guaranteed the liabilities to banks of subsidiaries in the amount of $28.6 million.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         (4) Foreign suppliers and banks have provided credit lines in the approximate amount of $97.6 million to foreign subsidiaries and to one subsidiary in Israel relying upon, among other things, the commitments of Makhteshim and Agan as to their proper fiscal management and the policies of Makhteshim and Agan to take steps that will enable those companies to meet their obligations. The amount of the credit lines utilized as at December 31, 2005, amounted to approximately $27.2 million.

         (5) The Company and Milenia committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by Milenia's customers from those financial institutions, which were used for repayment of the debts of such customers to Milenia in respect of its sales to those customers. The amount of the commitment for indemnification, as at the balance sheet date, was approximately $76 million, of which approximately $59.1 million was a commitment for indemnification of Milenia and approximately $16.9 million was a commitment for indemnification of the Company and Milenia (December 31, 2004
                  - approximately $98 million, of which approximately $80 million was a commitment for indemnification of Milenia and approximately $18 million was a commitment for indemnification of the Company and Milenia).

         (6) Subsidiaries have undertaken to indemnify the bank in the framework of the transaction for sale of trade receivables in certain cases that are defined in the agreements, if debts sold are not paid. See Note 3(B).


Note 20 - Liens and Collaterals

         A. Following are details of collateralized liabilities to banks:

                                                                     December 31
                                                                            2005
                                                                   US$ thousands
                                                                ----------------
         Long-term liabilities (including current maturities)            37,600
                                                                ================

         As collateral for the above liabilities, a subsidiary has registered a mortgage on land and buildings, and other subsidiaries have registered a first-degree charge on assets including machinery and equipment, share capital and intangible assets.

         - The Company and its Israeli subsidiaries have made commitments to banks not to register charges on their assets in favor of other parties, except specific liens for acquisition of an asset for the benefit of the party financing the acquisition on certain terms and subject to the giving of notification to the bank, and except for creation of liens related to receipt of investment grants, as stated in Section B, below.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 20 - Liens and Collaterals (cont'd)

         A. Following are details of collateralized liabilities to banks
            (cont'd):

                  In addition, the Company committed not to transfer or sell any one of its assets (except for sales in the Company's ordinary course of business and at customary market terms, including sale of trade receivables), without obtaining the bank's written consent in advance, except for the following:

                  (a) Transfer to a subsidiary which did not create and will not create general liens and which commits not to pledge or sell the pledged assets without obtaining the bank's consent in advance.

                  (b) Sale or transfer of assets, the value of the Company's interest in which does not exceed US$20 million for any particular year and provided that the cumulative value of the total assets to be transferred or sold will not exceed US$ 60 million.

         - Regarding bank deposits which serve as the sole security for repayment of loans taken by a subsidiary from that bank - see
                  Note 8B(2).


         B. As collateral for the fulfillment of the requirements in respect of investment grants received (see Note 17A), the Company and its subsidiaries have registered floating charges in unlimited amounts on all of their assets and have provided an unlimited guarantee in favor of the State of Israel.


         C. The Company and it's subsidiary have committed to banks to maintain financial criteria, the main ones of which are as follows:

                  - The ratio of the interest-bearing financial liabilities to shareholders' equity shall not exceed 1.5.

                  - The ratio of the interest-bearing financial liabilities to income before financing expenses, taxes, depreciation and amortization (EBITDA) shall not exceed 3.3 (in subsidiary - 4).

                  - The shareholders' equity will not be less than US$ 720
                    million.

                  As at the balance sheet date the Company and it's subsidiary are in compliance with the aforementioned financial ratios.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Shareholders' Equity

         A.       Share capital

                                                                 December 31                          December 31
                                                         -------------------------------     --------------------------------
                                                                  2005              2004              2005               2004
                                                         ---------------   -------------     ---------------   --------------
                                                              Number of shares                     Number of shares
                                                         -------------------------------     --------------------------------
                                                                 Authorized                      Issued and paid-up
                                                         -------------------------------     --------------------------------
         Ordinary shares of NIS 1 par value              750,000,000        500,000,000       452,918,621        402,088,045
                                                         ===============   =============     ===============   ==============

         All of the shares are registered for trading on the Tel Aviv Stock Exchange.

         On August 8, 2005, the Company's Board of Directors decided to increase the Company's authorized share capital from NIS 500 million divided into 500 million ordinary shares of NIS 1 par value each to NIS 750 million divided into 750 million ordinary shares of NIS 1 par value each.

         B.       Employee stock options

         1. On April 23, 2001 (hereinafter - the determining date), the Company's Board of Directors resolved to grant options to employees of the Company and to employees of its subsidiaries (hereinafter - plan 2001). In accordance with this plan, the said employees can be allotted upto 17,400,000 option warrants which are exercisable for up to 17,400,000 ordinary shares of a par value of NIS 1 each, of the Company, at an exercise price of $ 1.749 as at the balance sheet date after adjustments made to all options due to a dividend distribution (the market value of a share as of April 22, 2001 was NIS 8.12).

                  All options warrants are required to be issued to a trustee pursuant to plan 2001. The options were issued in accordance with Section 102 of the Income Tax Ordinance and the shares to be issued on the exercise thereof will be held by the trustee for a period of at least two years from the date of issuance of the options.

                  Eligibility to receive the option warrants, subject to the terms of the plan, is in three portions, as follows: One third on the determining date, an additional third one year after the determining date and the balance two years after the determining date.

                  The options of each portion can be exercised one year after the date of entitlement, and they expire after five years from the date of the beginning of the exercise period of each portion.

                  Pursuant to option plan 2001, at the time of exercise of the options the Company will issue shares in a number that reflects the amount of the monetary benefit inherent in the option, that is, the difference between the regular price of a Company share on the exercise date and the exercise price of the option.

                  Under this plan, the CEO of the Company was allotted 1,400,000 option warrants exercisable into 1,400,000 ordinary shares of a par value of NIS 1 each of the Company, which constitute 8% of the total amount of options to be granted under the plan.

                  In 2003, 7,361,923 options were exercised by Company employees for 2,551,236 of the Company's ordinary shares of NIS 1 par value each.

                  In 2004, 4,519,791 options were exercised by Company employees for 2,505,937 of the Company's ordinary shares of NIS 1 par value each.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

                  In 2005 approximately 2,531,914 thousand options were exercised by Company employees for 1,736,805 thousand of the Company's ordinary shares of NIS 1 par value each.

                  Subsequent to the balance sheet date and up to a time proximate to the signing date of the financial statements, approximately 455,001 thousand options were exercised by Company employees for 319,763 thousand of the Company's ordinary shares of NIS 1 par value each.

         2. On April 14, 2003 (hereinafter - "the determination date"), the Company's Board of Directors resolved to adopt an employee compensation plan for the employees of the Company and its subsidiaries and for their directors (hereinafter - "Plan 2003"), pursuant to which 17,000,000 options will be issued to the employees, which are exercisable for up to 17,000,000 of the Company's ordinary shares of NIS 1 par value each, at an exercise price of NIS 7.72 as at the balance sheet date after adjustments made due to a dividend distribution (the closing share price of the Company's shares on the stock exchange on the Determination Date, was NIS 9.13 per share).

                  All of the options will be issued under Section 102 of the Income Tax Ordinance. The options issued and the shares issued upon the exercise thereof will be held by a trustee for a period of at least two years from the end of the year in which the options are issued.

                  In accordance with Plan 2003, at the time of exercise of the options, the Company will issue shares in an amount which reflects the amount of the monetary benefit implicit in the options, that is, the difference between the price of an ordinary share of the Company on the exercise date and the exercise price of the option.

                  In the framework of Plan 2003, Company employees who were issued options under the Company's prior employee compensation plan 2001, were offered the opportunity to convert the options issued to them under the Plan 2001 into 12,180,000 options under the plan 2003. The offer was not accepted by any of the Company's employees.

                  The right to exercise the options, with respect to offerees who are not included with those who received options under the plan 2001 and are converting them to options issued under the plan 2003, is in three increments, as follows: one-third at the end of one year from the Determination Date, an additional one-third at the end of two years from the Determination Date and the balance at the end of three years from the Determination Date. The expiration date of the options is five years from the beginning of the exercise period of each increment.

                  In addition, in the framework of the plan 2003, the Company's CEO was issued 1,600,000 options which are exercisable for up to 1,600,000 of the Company's ordinary shares of NIS 1 par value each and which constitute 9.4% of the total options issued in the framework of the Plan.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

         2. (cont'd)

                  In addition, in the framework of the Plan, the Company's directors were issued a total of 1,800,000 that which constitute 10% of the total options issued in the framework of the Plan.

                  On March 8, 2004, the Company's Board of Directors decided to make an additional issuance under plan 2003 of 1,420,000 options to the directors (that did not serve at the time of prior issuance to the directors) and to Company employees, the options were distributed during 2004.

                  In 2004, 105,663 options were exercised by Company employees for 64,746 of the Company's ordinary shares of NIS 1 par value.

                  In 2005 Company employees exercised 219,996 options for 156,868 of the Company's ordinary shares of NIS 1 par value.

                  Subsequent to the balance sheet date and proximate to the signing date of the financial statements, 1,044,187 options were exercised by Company employees for 764,389 ordinary shares of NIS 1 par value.

         3. On March 13, 2005, the Company's Board of Directors resolved to adopt a new stock option plan for the officers and employees of the Company and its subsidiaries (hereinafter: plan 2005). Pursuant to plan 2005, on March 14, 2005, 14,900,000 options exercisable into up to 14,900,000 of the Company's ordinary shares of NIS 1 par value each were issued
                  - 800,000 options were issued to the Company's CEO, 11,600,000 were issued to employees of the Company and subsidiaries in Israel and overseas and the balance of 2,500,000 were issued to a trustee for purposes of future issuances.
                  The options are offered to the offerees at no cost.

                  The exercise price of the options is as follows:

                  Regarding the options issued to the Company's CEO and 7 additional employees (hereinafter - "Group A") the exercise price will be equal to the opening price of the Company's shares on April 15, 2006, and if there is no trading on that date - on the first trading day thereafter.

                  Regarding the options issued to the other offerees (hereinafter - "Group B") the exercise price will be equal to NIS 25.10 (subject to adjustments in respect of dividend distributions), which is equal to the opening price of the Company's share on the stock exchange when the decision was made by the Company's Board of Directors (March 13, 2005).

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Shareholders' Equity (cont'd)

      B.          Employee stock options (cont'd)

         3.      (cont'd)

                  Regarding offerees who will be issued options in the future, as stated above, (hereinafter - "Group C") the exercise price will be equal to the closing price of the Company's shares on the eve of the decision to issue options to them.

                  The right to exercise the options subject to the terms of the plan is in three portions, as follows: one-third at the end of two years from the determination date, an additional third at the end of three years from the determination date and the balance at the end of four years from the determination date. The expiration date of each portion is 5 years from the beginning of its exercise period.

                  The determination date for Group A was fixed as April 14, 2006 (which is the end of the third and final vesting period of the employee options' plan from 2003) and for Group B and Group C, the determination date is March 13, 2005 (the approval date of the plan).

                  On August 8, 2005, the Company's Board of Directors decided to revise the exercise price of the options issued to Group A such that the exercise price of these options will be equal to the exercise price determined for options issued to Group B. As at the balance sheet date, the exercise price after adjustments, as stated above, is NIS 24.62.

                  The options under plan 2005 will be issued to the offerees pursuant to the provisions of Section 102 of the Income Tax Ordinance under the capital track.

                  On March 8, 2006 the Company's board of directors decided to issue the balance of 2,500,000 options to employees (Group C).


         C.       Purchase of Company shares by a subsidiary

         In March 2004 a subsidiary transferred to a third party, off the stock exchange, 7 million of its shares in the Company (hereinafter - the transferred shares). In accordance with the agreement, the consideration will be paid within one year from the date of transfer either in cash, linked to the price of the share on the stock exchange as at that date, or in shares of the Company plus 0.5% of the price of the shares on the stock exchange.

         In the second quarter of 2004, 1,908 thousand of the aforementioned shares were returned in order to pay the consideration for purchasing a group of companies in the USA as mentioned in Note 7D(1)a.

         In the first quarter of 2005, 693 thousand of the aforementioned shares were returned in order to pay the consideration for purchasing Mabeno, see Note 7D(2)a.

         In the third quarter of 2005 the rest of the transferred shares were returned to the subsidiary.

         As at balance sheet date the subsidiary holds 4,415 thousand par value of the company's shares which constitute about 1% of the issued and paid up share capital of the company.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Shareholders' Equity (cont'd)

         D.       Buy-Back of Shares

         On November 14, 2005, the Company's Board of Directors decided to adopt a policy according to which the Company will act to buy back its own shares in the amount of $150 million.

         The decision of the Board of Directors provides different parameters for acquisition of the shares as stated above including, among others, acquisition in response to supply without creation of demand, limitations on the scope of daily acquisitions, price criteria and execution of off-market transactions.

         The shares acquired will become dormant shares as long as they are held by the Company.

         As at the balance sheet date, the Company holds 12,018,603 of its own shares, constituting approximately 2.6% of its total issued and paid-up share capital in the amount of $65.6 million. As at March 6, 2006, the Company holds 15,200,909 shares.

         E.       Dividend distribution policy

         On April 23, 2001, the Company's Board of Directors resolved to adopt a dividend policy at rates of between 15% and 30% of annual net income, beginning from 2001. In accordance with this policy, an interim quarterly dividend will be distributed. The amount of the dividend will be calculated according to the net income for the quarter and will be within the limits specified above. This interim dividend will be considered as an advance on account of the annual dividend.

         Application of policy is subject to there being sufficient income for distribution on the relevant dates, to the provisions of any law regarding dividend distribution, to specific decisions of the Company's Board of Directors in respect of each distribution and to any other decision the Board of Directors is permitted to make at any time, including regarding a different designation of the Company's earnings and a change in this policy.

         On March 8, 2006, the Company's Board of Directors decided to make a change regarding the dividend distribution policy, such that commencing with the fourth quarter of 2005, a dividend will be distributed at the rate of 50% of the net earnings for the period.

         In March 2005, the Company's Board of Directors decided to distribute a dividend in respect of the earnings of 2004, in the amount of $12,700 thousand.

         During 2005, the Company's Board of Directors decided to make four interim dividend distributions, in the total amount of US$ 60,200 thousand.

         Subsequent to the balance sheet date, the Company's Board of Directors resolved to distribute a dividend in respect of the earnings of the fourth quarter of 2005, in the amount of $23,500 thousand.

         F. Convertible debentures and options (Series 1)

         Regarding the convertible debentures and the options (Series 1) issued in the framework of a prospectus from November 2001 - see Note 15B.

         In 2005, 13,379,572 options (Series 1) were converted into 13,379,572 ordinary shares of NIS 1 par value for an average exercise price of NIS
         9.61 per share. The total share capital issued as a result of the conversion was $2,910 thousand, at a premium of $31,014 thousand.

         On November 20, 2005, the balance of the unexercised options expired.

         Regarding conversion of the debentures - see Note 15B(4).

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 22 - Linkage Terms of Monetary Balances

Consolidated

                                 In or linked         In Euro    In Brazilian    In or linked       In Israel           Total
                                        to US                           reals      to another        currency
                                      dollars                                        currency
                                -------------   -------------   -------------   -------------   -------------   -------------
                                US$ thousands   US$ thousands   US$ thousands   US$ thousands   US$ thousands   US$ thousands
                                -------------   -------------   -------------   -------------   -------------   -------------
December 31, 2005
Assets:
Cash and cash equivalents             21,614          13,408           9,754          23,062           3,455          71,293
Short-term investments                     -             561               -               -             708           1,269
Trade and other receivables          160,869          75,585         130,374          51,097          27,635         445,560
Long-term investments,
 loans and other receivables           2,204           2,562          13,885           1,124           2,469          22,244
                                -------------   -------------   -------------   -------------   -------------   -------------
                                     184,687          92,116         154,013          75,283          34,267         540,366
                                =============   =============   =============   =============   =============   =============
Liabilities:
Credit from banks (not
 including current
 maturities)                         197,864          13,624          11,639           5,433             478         229,038
Trade and other payables             236,591         100,305          71,147          43,714          82,256         534,013
Proposed dividend                     14,058               -               -               -               -          14,058
Long-term bank loans and
 other (including current
 maturities) and long-term
 liabilities                          88,398           4,999           3,222           1,091           1,666          99,376
Liability for employee
 severance benefits, net                 126             538             640             227          26,483          28,014
                                -------------   -------------   -------------   -------------   -------------   -------------
                                     537,037         119,466          86,648          50,465         110,883         904,499
                                =============   =============   =============   =============   =============   =============
December 31, 2004
Assets:
Cash and cash equivalents
(not including current
maturities)                           10,751          14,799           3,418          10,624             885          40,477
Short-term investments                     -             603               -             160             800           1,563
Trade and other receivables          126,638          74,775         136,831          51,673          32,820         422,737
Long-term investments,
 loans and other receivables           1,710             328          15,715           1,239           2,353          21,345
                                -------------   -------------   -------------   -------------   -------------   -------------
                                     139,099          90,505         155,964          63,696          36,858         486,122
                                =============   =============   =============   =============   =============   =============
Liabilities:
Credit from banks                     90,949          11,350           1,814           5,974           2,892         112,979
Trade and other payables             158,430         146,850          64,328          54,287          90,527         514,422
Proposed dividend                     11,200               -               -               -               -          11,200
Long-term bank loans and
 other (including current
 maturities) and long-term
liabilities                          112,319           9,331               -           6,204           1,548         129,402
Liability for employee
 severance benefits, net                  78             481             310             105          25,735          26,709
                                -------------   -------------   -------------   -------------   -------------   -------------
                                     372,976         168,012          66,452          66,570         120,702         794,712
                                =============   =============   =============   =============   =============   =============

With respect to futures transactions in foreign currency, see Note 32.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 23 - Revenues

         Consolidated
                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Foreign sales -
           Industrial                                                         1,465,333         1,351,450          1,001,435
           Commercial                                                           165,221            85,007             89,303
                                                                           -------------     -------------      -------------
                                                                              1,630,554         1,436,457          1,090,738
                                                                           -------------     -------------      -------------
         Domestic sales -
           Industrial                                                            48,678            47,461             40,268
           Commercial                                                            61,485            55,784             46,249
                                                                           -------------     -------------      -------------
                                                                                110,163           103,245             86,517
                                                                           -------------     -------------      -------------

                                                                              1,740,717         1,539,702          1,177,255
                                                                           =============     =============      =============
         Foreign sales by geographic area:
         Latin America                                                          422,777           428,638            308,628
         Europe                                                                 700,912           649,859            525,851
         North America                                                          308,798           198,035            142,280
         Far East                                                                59,120            55,467             41,398
         Rest of the world                                                      138,947           104,458             72,581
                                                                           -------------     -------------      -------------
                                                                              1,630,554         1,436,457          1,090,738
                                                                           =============     =============      =============

Note 24 - Cost of Sales

         Consolidated
                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Industrial:
         Materials                                                              766,681           674,675            443,565
         Labor                                                                   76,147            71,534             63,606
         Subcontractors                                                          10,720             5,822              6,286
         Other manufacturing expenses                                           115,182           111,624             83,611
         Depreciation                                                            29,369            25,891             24,571
                                                                           -------------     -------------      -------------
                                                                                998,099           889,546            621,639

         Less - expenses capitalized to fixed assets (mainly
          engineering salaries)                                                    (866)             (848)              (958)
         Change in work in progress and finished
          products inventories                                                  (96,162)          (43,246)            (7,528)
                                                                           -------------     -------------      -------------
                                                                                901,071           845,452            613,153
         Commercial:
         Cost of merchandise sold                                               158,644            98,456            117,152
                                                                           -------------     -------------      -------------
                                                                              1,059,715           943,908            730,305
                                                                           =============     =============      =============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 25 - Research and Development Expenses, Net

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------
         Payroll and related expenses                                            11,627            10,508              9,868
         Materials                                                                  351               267              1,210
         Other expenses                                                           9,093             9,758              6,738
                                                                           -------------     -------------      -------------
                                                                                 21,071            20,533             17,816
         Less -
         Government participation in R&D expenses                                  (443)           (1,053)              (996)
                                                                           -------------     -------------      -------------
                                                                                 20,628            19,480             16,820
                                                                           =============     =============      =============

Note 26 - Selling and Marketing Expenses

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------
         Payroll and related expenses                                            64,480            52,460             37,678
         Commissions and delivery costs                                          75,121            70,480             51,268
         Advertising                                                             20,933            14,049              9,957
         Depreciation and amortization                                           32,936            24,685             20,916
         Registration                                                            21,753            11,504              7,568
         Professional services                                                    7,035             6,263              6,069
         Insurance                                                                7,929             6,474              5,746
         Royalties to the Chief Scientist                                         3,894             4,758              2,802
         Other                                                                   33,837            29,539             21,832
                                                                          -------------      -------------     -------------
                                                                                267,918           220,212            163,836
                                                                          =============      =============     =============

Note 27 - General and Administrative Expenses

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------
         Payroll and related expenses                                           24,992             24,743            22,549
         Administrative services and directors' fees to Koor                     2,548              2,557             2,676
         Depreciation and amortization                                           4,563              3,359             3,446
         Bad and doubtful accounts                                               5,909             11,481             7,752
         Professional services                                                   8,550             12,058             6,756
         Insurance                                                               2,903              1,925               950
         Other                                                                  11,921             10,792             9,770
                                                                          -------------      -------------     -------------
                                                                                61,386             66,915            53,899
                                                                          =============      =============     =============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 27 - General and Administrative Expenses (cont'd)

         Company
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------
         Payroll and related expenses                                           5,333              6,073              7,401
         Administrative services and directors' fees to Koor                    2,548              2,557              2,676
         Depreciation and amortization                                            226                269                276
         Professional services                                                  2,109              3,607              1,234
         Other                                                                  2,774              2,865              2,340
                                                                          -------------      -------------     -------------
                                                                               12,990             15,371             13,927
                                                                          =============     =============      =============


Note 28 - Financing Expenses (Income), Net

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------

         In respect of long-term liabilities, net                                6,646             17,885            17,604
         In respect of short-term liabilities and credit, net                   27,927              9,686            20,352
                                                                          -------------      -------------     -------------
         Financing expenses, net                                                34,573             27,571            37,956
                                                                          =============      =============     =============

         Company
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------

         Expenses:
         In respect of long-term liabilities                                    11,607              5,193             3,815
         In respect of short-term liabilities and credit                           245                  -               936
                                                                          -------------      -------------     -------------
                                                                                 11,852             5,193             4,751
         Less:
         Financing income                                                       (2,797)           (10,229)           (5,349)
                                                                          -------------      -------------     -------------
         Financing expenses (income), net                                        9,055             (5,036)             (598)
                                                                          =============      =============     =============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 29 - Other Expenses, Net

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------
         Expenses in respect of early retirement of employees
          and payment of early pension benefits                                  5,936             4,802              6,721
         Expenses relating to sale of trade receivables
          as part of securitization transaction                                    150             1,825                  -
         Loss on sale of trade receivables as part
          securitization transaction                                             6,839             4,374              3,850
         Loss on sale of fixed assets and other, net                             1,665             1,099                858
         Provision for loss with respect to options granted to
          employees of subsidiaries                                                  55             2,090                330
         Amortization of goodwill in investee companies                           9,870            14,396              9,826
         Amortization of goodwill on acquisition of products                     11,533            10,164             11,782
         Amortization of other assets                                             7,054             2,555              2,667
         Sundry expenses, net                                                     1,109             1,430              2,211
                                                                          -------------      -------------     -------------
                                                                                 44,211            42,735             38,245
                                                                          =============      =============     =============


Note 30 - Transactions and Balances with Related and Interested Parties

         A.       Transactions with interested parties

         (1) In the ordinary course of business, Group companies conduct transactions with entities that are related parties (principally, sales of the companies' products and purchases of raw materials and services). Up to and including 2004, the Securities Authority has exempted the Company from providing details of immaterial transactions involving acquisitions and sales of goods and services at market value that the Company is likely to execute in the normal course of its business with Bank Leumi LeIsrael Ltd., Bank Hapoalim Ltd. and their investee companies. In any event, the Company is required to disclose any unusual transactions.

                  On October 31, 2005, an amendment was published to the Securities Regulations (Preparation of Annual Financial Statements), 1993, pursuant to which the Securities Authority does not have exemption authority with respect to this matter.

         (2) On April 1, 2000, the Company signed an agreement with Koor according to which the Company will pay Koor $2.5 million per year for consulting and management services to be rendered by Koor to the Company. The agreement was effective up to May 2003. The agreement was extended for additional three years, effective from May 2003.

                  In addition, the Company pays directors' fees to Koor Industries Ltd. in amounts identical to those paid to public directors, see B., below. Regarding payments made to Koor - see Section A(9), below.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 30 - Transactions and Balances with Related and Interested Parties (cont'd)

         A.       Transactions with interested parties (cont'd)

         (3) The Company has an agreement covering management fees with Agan and Makhteshim according to which Agan and Makhteshim paid management fees at the rate of 1.8% of the annual revenues. In 2005, Makhteshim and Agan paid management fees to the Company amounting to US$ 14.2 million (2004 - US$ 13.5 million, 2003 - US$ 10.0 million).

         (4) The Company entered in an agreement with the former CEO of Milenia (who is a director of the Company), covering non-competition and confidentiality, pursuant to which on April 30, 2002 (shortly after the termination of his service as Milenia's CEO), he received 1,000,000 of the Company's shares in consideration for his agreement not to compete with the Company and to protect all the Company's confidential information.

                  The agreement is valid for a period up to the later of July 2007 or the end of 3 years from the date on which he ceases to serve as CEO, director or other position in the one of the Group companies.

         (5) In November 2002, the Company's Board of Directors appointed a new CEO who took up his position in May 2003.

                  The Company entered into an employment agreement with the new CEO, pursuant to which the CEO will serve in his position for an unlimited period, unless one of the parties gives notice of its wish that the employment shall not be continued, by means of an advance notice of three months.

         (6) A subsidiary has an agreement with STIM Holdings (1991) Ltd., a company owned by a shareholder who served as a director of the Company until September 2003, which was extended up to September 30, 2006, according to which his company will supply to the subsidiary management and business organization services, for a consideration of NIS 60,000 per month plus linkage differences based on the CPI for December 2001. In July 2004, the aforesaid shareholder ceased being an interested party.

         (7) A subsidiary has an agreement with S.H.M. Ltd., a company owned by a shareholder who served as a director of the Company until September 2003, which was extended up to September 30, 2006, according to which his company will supply to the subsidiary management and business organization services, for a consideration of NIS 60,000 per month plus linkage differences based on the CPI for December 2002. In July 2004, the aforesaid shareholder ceased being an interested party.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 30 - Transactions and Balances with Related and Interested Parties (cont'd)

         A.       Transactions with interested parties (cont'd)

         (8)      Regarding insurance and indemnification of interested parties
                  - see Note 19(A)(1) and (2).

         (9) Transactions between Makhteshim and Agan with Koor and its subsidiaries, are made in the regular course of business and on usual business terms. Bank Hapoalim Ltd. is interesting party of the Groupdue to its holdings in the Company through mutual funds and provident funds that it manages. Financing transactions with Bank Hapoalim is conducted in the ordinary course of business under normal commercial terms. Set forth below are details of the transactions:

         Consolidated
                                                                                  For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Management services to Koor                                            2,500               2,500              2,500
                                                                           =============     =============      =============
         Other related parties:
         Revenues -                                                             6,368               5,638              7,542
                                                                           =============     =============      =============
         Expenses -
          Selling                                                               1,303               1,863              1,593
                                                                           =============     =============      =============
          Financing Bank Hapoalim                                                 843                   *                  *
                                                                           =============

         *   See Note A(1) regarding cancellation of the exemption


         B.       Benefits to interested parties

                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Fees to interested parties employed by the Group (*)                    1,152             1,147              *3,656
                                                                           =============     =============      =============
         Number of interested parties                                                 1              **4                  5
                                                                           =============     =============      =============
         Fees to directors appointed by Koor Industries Ltd.                         47               57                176
                                                                           =============     =============      =============
         Number of directors                                                       ***5                4                  5
                                                                           =============     =============      =============
         Fees to other directors                                                     77               75                 57
                                                                           =============     =============      =============
         Number of directors                                                          6                6                  5
                                                                           =============     =============      =============

         (*) Including settlements in respect of employee severance benefits with the Company's former CEO.

                 Regarding options issued to the Company's present and former CEOs, see Note 21B.

         (**) In July 2004, two of the four directors ceased being interested parties - see paragraphs A6 and A7 above.

         (***)   During the year, a director on behalf of Koor was replaced.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 30 - Transactions and Balances with Related and Interested Parties (cont'd)

         C.       Balances with related and interested parties

         Consolidated
         ------------
                                                                                               December 31       December 31
                                                                                                      2005              2004
                                                                                           ---------------   ---------------
                                                                                             US$ thousands     US$ thousands
                                                                                           ---------------   ---------------
         Trade receivables (1) -
          Related parties                                                                           4,134            3,403
                                                                                           ===============   ===============
         Trade payables -
          Related parties                                                                             267              445
                                                                                           ===============   ===============
         Loans Bank Hapoalim                                                                       30,680                *
                                                                                           ===============
         Cash and cash equivalents Bank Hapoalim                                                    3,069                *
                                                                                           ===============
         Other payables
          Koor Industries Ltd.                                                                        748              748
                                                                                           ===============   ===============
         Severance pay fund administered by related companies                                       2,772            2,331
                                                                                           ===============   ===============
         (1)      Highest balance during the year - trade receivables                               5,205            3,403
                                                                                           ===============   ===============

         *   See Note A(1) regarding cancellation of the exemption




Note 31 - Earnings per Share

         Share capital and net income used as the basis for the computation of basic earnings per share are as follows:

                                                                                  For the year ended December 31
                                                                           -------------------------------------------------
                                                                                   2005               2004              2003
                                                                           -------------    ---------------    -------------
         Weighted-average par value of share capital
          (in thousands)                                                        466,423           432,776            410,373
                                                                           =============    ===============    =============
         Net income used for the computation
          (US$ thousands)                                                       207,406           166,900            105,809
                                                                           =============    ===============    =============
         Interest rates used in computing earnings per share
          (linked to the US dollar)                                                 4.5%             2.5%                1.0%
                                                                           =============    ===============    =============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 31 - Earnings per Share (cont'd)

         Share capital and net income used as the basis for the computation of fully diluted earnings per share are as follows:

                                                                                  For the year ended December 31
                                                                     -------------------------------------------------------
                                                                                   2005               2004              2003
                                                                     ------------------    ---------------     -------------
         Weighted-average par value of share capital
          (in thousands)                                                        467,302           457,548            427,772
                                                                     ==================    ===============     =============
         Net income used in computing earnings per share
          (US$ thousands)                                                       207,631           168,817            106,118
                                                                     ==================    ===============     =============
         Interest rates used in computing earnings per share
          (linked to the US dollar)                                                 4.5%             2.5%               1.0%
                                                                     ===================   ===============     =============


Note 32 - Financial Instruments and Risk Management

         A.       General

         The Group has extensive international operations, and, therefore, it is exposed to risks that derive from exchange rate fluctuations, and to changes in interest rates, in respect of credit received. In order to reduce the overall exposure to those risks, the Group uses financial instruments, including derivative instruments and options (hereinafter
         - "the Derivatives"). The Group does not hold financial instruments for trading purposes.

         Transactions in derivatives are undertaken with major financial institutions in Israel and abroad and, therefore, in the opinion of Group Management the credit risk in respect thereof is low.


         B.       Exchange rate risk management

         The Group uses foreign currency derivatives - forward transactions and option contracts - in order to hedge the risk that the dollar cash flows, which derive from existing assets and liabilities and anticipated sales and costs, may be affected by exchange rate fluctuations.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 32 - Financial Instruments and Risk Management (cont'd)

         B.       Exchange rate risk management (cont'd)

         As of December 31, 2005, the Company and its subsidiaries had open forward exchange contracts, which are intended to hedge exposure with respect to assets and liabilities in foreign currency, as described below:

                                                                                                  Foreign-          Foreign-
                                                                                                  currency          currency
                                                                                Futures            options           options
                                                                           transactions          purchased              sold
                                                                      ------------------   ----------------   ---------------
         Acquisition of dollars in exchange for:
         Shekels                                                                       -                  -                10
         Pounds sterling                                                             5.9               46.7              49.1
         Euro                                                                        4.9              185.2             197.2
         Brazilian reals                                                           100.3                 37                 -
         South African rands                                                         4.9                  -               0.5
         Japanese yens                                                               0.4                3.9               4.2
         Australian dollars                                                         13.5               33.3              39.2
         Polish zloty                                                               17.8               23.6              30.5
         Swedish krona                                                               1.5                1.2               1.3
                                                                      ------------------   ----------------   ---------------
                                                                                   149.2              330.9               332
                                                                      ==================   ================   ===============


                                                                                                  Foreign-           Foreign-
                                                                                                  currency           currency
                                                                                Futures            options            options
                                                                           transactions          purchased               sold
                                                                      ------------------   ----------------   ---------------
         Sale of dollars in exchange for:
         Shekels                                                                    20.5                 61                61
         Pounds sterling                                                               1                5.4              10.9
         Euro                                                                          -                  5              30.7
         South African rands                                                         1.6                0.5               0.4
         Japanese yens                                                                 -                  -               1.8
         Australian dollars                                                            -                  5               4.2
         Brazilian reals                                                              35                 52                15
         Polish zloty                                                                2.7                7.2              11.4
         Korean Yuan                                                                   -                 17                17
                                                                      ------------------   ----------------   ---------------
                                                                                    60.8              153.1             152.4
                                                                      ==================   ================   ===============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 32 - Financial Instruments and Risk Management (cont'd)

         C.       Credit risks


         General
         -------
         The Group's revenues are derived from a large number of geographically-dispersed customers in many different countries. Customers include multi-national companies and manufacturing companies, as well as distributors, agriculturists and agents of plant protection chemicals manufacturers who purchase the products either as finished goods or as intermediate products in relation to their own requirements.

         The agricultural sector to which most of the Group's products are directed, is characterized by lengthy periods of credit.

         The financial statements contain specific provisions for doubtful debts, which properly reflect in management's estimate, the loss inherent in debts, the collection of which is in doubt and general allowance, see also note 2(H). In addition, up to June 2004, the Company insured its trade receivables by means of credit insurance in a joint policy with the entire Makhteshim-Agan Group. Pursuant to the policy, the aggregate amount of credit insurance for the entire Group is an annual cumulative amount of US$ 25 million. The insurance indemnification is limited to 90% of the debt per event. The terms of the insurance policy require the implementation of a credit control system for the entire Group which is required to operate in accordance with procedures stipulated in the insurance policy. In July 2004, the Company discontinued the said insurance because of it not being worthwhile.

         In April 2005, the Company renewed the said policy after changing the insurance amount to approximately $30 million and increasing the deductible to $7.5 million.

         D.       Currency risks

         As at December 31, 2005, monetary assets in excess of monetary liabilities in Brazilian reals amounted to approximately US$ 67.4 million, monetary assets in Israeli shekels in excess of monetary liabilities in Israeli shekels amounted to approximately US$ 76.6 million, and monetary liabilities in excess of monetary assets in Euro amounted to approximately US$ 27.4.

         The Group has taken measures to reduce the exposure in respect to this excess as described in Note B. above.

         Regarding the linked balance sheet covering monetary balances - see
         Note 22.


         E.       Fair value of financial instruments

         The Group's financial instruments consist of mainly non-derivative assets and liabilities, e.g.: cash and cash equivalents, investments in deposits, other receivables, long-term investments, short-term credit, payables, loans and other long-term liabilities, as well as derivatives.

         In view of their nature, the fair value of financial instruments included in working capital is usually identical or close to their carrying amount. Also the fair value of deposits and long-term receivables and loans and other long-term liabilities is close to their fair value, as these financial instruments bear interest at rates which are close to the prevailing market rates.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 33 - Segment Information

         A.       Geographical segments according to location of assets

         For the year ended December 31, 2005

                                             Israel      Latin America            Europe       Adjustments       Consolidated
                                   -----------------  -----------------  ----------------  ----------------   ----------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                   -----------------  -----------------  ----------------  ----------------   ----------------
         Income
         Revenues from
          external sources               1,057,261            369,489           313,967                 -          1,740,717
         Inter-segment
          revenues                          73,234             16,983            19,535          (109,752)                 -
                                   -----------------  -----------------  ----------------  ----------------   ----------------
         Total revenues                  1,130,495            386,472           333,502          (109,752)         1,740,717
                                   =================  =================  ================  ================   ================
         Segment results*                  195,838             49,600            67,403            (3,183)           309,658
                                   =================  =================  ================  ================   ================
         Additional
          information
         Assets utilized by
          the segment                    1,289,052            464,403           376,287                 -          2,129,742
                                   =================  =================  ================  ================   ================
         Liabilities of the
          segment                          471,831            274,089           220,139                 -            966,059
                                   =================  =================  ================  ================   ================
         Capital
          investments                      105,982              9,714            11,725                 -            127,421
                                   =================  =================  ================  ================   ================
         Depreciation and
          amortization                      75,100              7,871            12,993                 -             95,964
                                   =================  =================  ================  ================   ================

         * Includes amortization of goodwill on the acquisition of products and amortization of goodwill and other assets arising on the acquisition of subsidiaries.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 33 - Segment Information (cont'd)

         A.       Geographical segments according to location of assets (cont'd)

         For the year ended December 31, 2004

                                             Israel      Latin America            Europe       Adjustments       Consolidated
                                   -----------------  -----------------  ----------------  ----------------   ----------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                   -----------------  -----------------  ----------------  ----------------   ----------------
         Income
         Revenues from
          external sources                 937,769            337,123           264,810                 -          1,539,702
         Inter-segment
          revenues                          95,558             13,084            25,722          (134,364)                 -
                                   -----------------  -----------------  ----------------  ----------------   ----------------
         Total revenues                  1,033,327            350,207           290,532          (134,364)         1,539,702
                                   =================  =================  ================  ================   ================
         Segment results*                  146,996             56,764            61,260              (393)           264,627
                                   =================  =================  ================  ================   ================
         Additional
          information
         Assets utilized by
          the segment                    1,148,344            414,428           371,795                 -          1,934,567
                                   =================  =================  ================  ================   ================
         Liabilities of the
          segment                          499,168            255,637           286,511                 -          1,041,316
                                   =================  =================  ================  ================   ================
         Capital
          investments                      139,031              8,631             7,823                 -            155,485
                                   =================  =================  ================  ================   ================
         Depreciation and
          amortization                      60,437              9,352            12,835                 -             82,624
                                   =================  =================  ================  ================   ================



         * Includes amortization of goodwill on the acquisition of products and amortization of goodwill and other assets arising on the acquisition of subsidiaries.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 33 - Segment Information (cont'd)

         A.       Geographical segments according to location of assets (cont'd)

         For the year ended December 31, 2003

                                             Israel      Latin America            Others       Adjustments       Consolidated
                                   -----------------  -----------------  ----------------  ----------------   ----------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                   -----------------  -----------------  ----------------  ----------------   ----------------
         Income
         Revenues from
          external sources                 684,619            246,757           245,879                 -          1,177,255
         Inter-segment
          revenues                          57,431             18,360                 -           (75,791)                 -
                                   -----------------  -----------------  ----------------  ----------------   ----------------
         Total revenues                    742,050            265,117           245,879           (75,791)         1,177,255
                                   =================  =================  ================  ================   ================
         Segment results*                   92,520             47,466            48,326             2,475            190,787
                                   =================  =================  ================  ================   ================
         Additional
          information
         Assets utilized by
          the segment                      977,530            342,542           334,832             6,461          1,661,365
                                   =================  =================  ================  ================   ================
         Liabilities of the
          segment                          417,921            211,166           288,523            43,778            961,388
                                   =================  =================  ================  ================   ================
         Capital
          investments                       47,685              9,300             6,316                 -             63,301
                                   =================  =================  ================  ================   ================
         Depreciation and
          amortization                      51,022             12,413            12,238                 -             75,673
                                   =================  =================  ================  ================   ================

         * Includes amortization of goodwill on the acquisition of products and amortization of goodwill and other assets arising on the acquisition of subsidiaries.

         - Regarding breakdown of the sales based on targets - see Note 23.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 33 - Segment Information (cont'd)


         B.       Business segments
                                                                                        Year ended December 31
                                                                          ---------------------------------------------------
                                                                                    2005              2004               2003
                                                                          ---------------  ----------------  ----------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                          ---------------  ----------------  ----------------
         Sales by products

         Plant protection products                                            1,542,859         1,357,913          1,034,702

         Others (non-plant protection
          products)                                                             197,858           181,789            142,553
                                                                          ---------------  ----------------  ----------------
                                                                              1,740,717         1,539,702          1,177,255
                                                                          ===============  ================  ================


                                                                       December 31, 2005                    December 31, 2004
                                                       ----------------------------------  -----------------------------------
                                                               Assets                               Assets
                                                      utilized by the            Capital   utilized by the            Capital
                                                               sector        investments            sector        investments
                                                      ---------------      -------------   ---------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                      ---------------      -------------   ---------------      -------------

         Segment assets and capital
          investments

         Plant protection products                          1,889,027           112,326         1,722,458            133,188

         Others (non-plant protection
          products)                                           240,715            15,095           212,109             22,297
                                                      ---------------      -------------   ---------------      -------------
                                                            2,129,742           127,421         1,934,567            155,485
                                                      ===============      =============   ===============      =============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements

         A.       Material Differences between Israeli GAAP and US GAAP

         The Company's consolidated financial statements conform with Israeli generally accepted accounting principles ("Israeli GAAP"), which vary in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP") as described below:

         1.       Deferred taxes

         a)       Measurement differences

                  In accordance with Israeli GAAP:

                  Deferred taxes should be recognized in respect of differences related to assets and liabilities that result from translation of the local currency into the functional currency using historical exchange rates and that result from (1) changes in exchange rates or (2) indexing for tax purposes.

                  In accordance with US GAAP:

                  According to paragraph 9(f) of FAS No. 109, deferred tax liabilities or assets are not provided for differences related to assets and liabilities that are remeasured from the local currency into the functional currency and that result from (1) changes in exchange rates or (2) indexing for tax purposes.

                  Following the initial implementation of Accounting Standard No. 19, "Taxes on Income", the Company recorded in 2005 in accordance with Israeli GAAP a deferred tax liability in respect of land by means of a cumulative effect (see Note 2R). In accordance with US GAAP, this liability was recorded in prior period.

         b)       Earnings from "Approved Enterprises"

                  Under the Israeli Law for the Encouragement of Capital Investments, 1959, an "approved enterprise" which chooses the "alternative benefits" track is exempt from income tax on undistributed profits. In the event that a dividend is distributed out of tax-exempt earnings of the "approved enterprise" under the "alternative benefits" track, the distributing company will be subject to a 25% tax on the distributed earnings. Furthermore, the shareholders will be liable for tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

                  In accordance with Israeli GAAP:

                  Deferred taxes should not be provided in respect of the undistributed tax-exempt earnings of an "approved enterprise" of subsidiaries, whose earnings have been reinvested and will not be distributed to their shareholders.

                  The Company has not provided deferred taxes in respect of undistributed tax-exempt earnings attributed to the "approved enterprise" of subsidiaries, which may be distributed, since it is the Group's policy not to initiate such a dividend distribution.

                  In accordance with US GAAP:

                  The company provided deferred taxes on the excess of the financial statement carrying value over the tax basis of an investment in domestic subsidiary as the company does not have any means under local tax law to recover this difference in a tax-free manner.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.      Material Differences between Israeli GAAP and US GAAP (cont'd)

         2.      Share-based payments to employees

         In accordance with Israeli GAAP:

         No expense is recorded with respect to options granted to employees of the Company.

         In accordance with US GAAP:

         The Company issued stock appreciation rights that under APB 25 and FIN 28 should be accounted as variable options to employees relating to the future performance of work or services. In such cases, the benefit is charged to salary expense in the statement of income. The "benefit component" is measured as the difference between the market price of the share and the exercise price of the option at the end of each reporting period, and the proportional part of the period which has passed, in relation to amounts previously recorded at the beginning of that reporting period.

         3.       Financial derivatives

         In accordance with Israeli GAAP:

         The Company applies FAS 52, FAS 80 and EITF 90-17 to account for derivatives. Accordingly, the gains and losses on derivative instruments held for hedging purposes are recognized in the statement of income concurrently with gains or losses on the hedged assets. Certain derivative financial instruments, which are not intended for hedging purposes are presented in the balance sheet at their fair value. Changes in fair value are included in the statement of income in the period in which they occur.

         In accordance with US GAAP:

         All derivative instruments are recognized as either assets or liabilities in the balance sheet and are measured at fair value. Changes in the fair values of derivative instruments are recognized currently in earnings since the specific hedge accounting criteria are not met.


         4.       Goodwill

         In accordance with Israeli GAAP:

         Goodwill is amortized over its economic life but not more than 20 years. Goodwill is examined for a decrease in value where there are indications that there has been a permanent decrease in the value of the goodwill.

         In accordance with US GAAP:

         Goodwill is not amortized but is examined by means of an impairment test carried out at least once a year on a fixed date in accordance with the directives in FAS 142.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.      Material Differences between Israeli GAAP and US GAAP (cont'd)

         4.       Goodwill (cont'd)

         In accordance with US GAAP: (cont'd)

         A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess.

         5.       Stock options issued by investee companies

         In accordance with Israeli GAAP:

         The Investor is required to create a provision for losses, which it may incur from the dilution of its holdings in investee companies, when it is probable that the securities will be converted.

         In accordance with US GAAP:

         A loss of the parent company resulting from the dilution of its holdings, because of securities being converted is recorded only at the time of the conversion.

         6.       Capitalization of licensing costs

         In accordance with Israeli GAAP:

         Certain costs incurred by the Company in connection with the registration process to obtain licenses to sell products in various jurisdictions are capitalized. In addition, amounts which are paid by the Company to the original registrant as data compensation costs only after the EPA issues a registration to the Company are also capitalized.
         The capitalized licensing costs are amortized over the expected benefit period.

         In accordance with U.S. GAAP:

         The costs incurred by the Company in connection with the registration process to obtain licenses to sell products in various jurisdictions are deemed development costs under U.S. GAAP and are expensed as incurred. The amounts paid by the Company to the original registrant as data compensation costs only after the EPA issues a registration to the Company are capitalized and amortized over the expected benefit period.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.      Material Differences between Israeli GAAP and US GAAP (cont'd)

         7.       Dividend Declared after the Balance Sheet Date

         In accordance with Israeli GAAP:

         Dividends declared subsequent to the balance sheet date are reflected as a reduction of retained earnings.

         In accordance with US GAAP:

         Dividends declared subsequent to the balance sheet date are deducted from retained earnings in the period in which the dividend was declared.


         8.       Liabilities for employee severance benefits

         In accordance with Israeli GAAP:

         Amounts funded by purchase of insurance policies and by deposits with recognized severance pay funds are deducted from the related severance pay liability, which is then presented at a net amount.

         In accordance with US GAAP:

         The amounts funded are presented as other long-term assets and the amount of the liability is presented under long-term liabilities.


         9.       Convertible debentures

         In accordance with Israeli GAAP:

         If a conversion of the debentures is expected, the debentures are presented in the balance sheet in a separate category between "long-term liabilities" and "shareholders' equity", whereas, if the conversion of the debentures is not expected they are presented in the balance sheet as part of "long-term liabilities".

         In accordance with US GAAP:

         All convertible debentures are presented in the balance sheet as part of "long-term liabilities".


         10.      Contingent consideration

         In accordance with Israeli GAAP:

         Contingent consideration in respect of acquisition of interests in investee companies is recorded as part as the purchase cost when it is expected to be paid.

         In accordance with US GAAP:

         Contingent consideration is recorded as part of the purchase cost only when the payment probability is beyond any reasonable doubt, which generally is the date that the contingency is resolved.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.      Material Differences between Israeli GAAP and US GAAP (cont'd)

         11.      Earnings per share

         In accordance with Israeli GAAP:

         In accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel, the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.

         In accordance with US GAAP:

         In accordance with FAS 128 "earnings per share" - basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share are computed on the basis of the weighted-average number of shares outstanding during the year, plus the potential dilutive effect of ordinary share options and other potentially dilutive securities considered to be outstanding during the year using the treasury stock method.


         12.      Comprehensive income

         In accordance with Israeli GAAP:

         Presentation of comprehensive income and other comprehensive income is not required.

         In accordance with US GAAP:

         An enterprise (a) classifies items of other comprehensive income by their nature in the financial statements and (b) presents the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.


         13.      Purchase of minority shares of Agan

         In accordance with Israeli GAAP:

         The purchase of minority shares of Agan in May 1998 (Note 1B) was accounted according to recorded amounts.

         In accordance with US GAAP:

         Under FTB 85-5 the purchase of the minority shares was accounted at fair value.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A. Material Differences between Israeli GAAP and US GAAP (cont'd)

         14. Statements of cash flows

         (a) Translation differences in respect of cash and cash equivalents

                  In accordance with Israeli GAAP:

                  The statements shall report the effect of exchange rate changes on cash and cash equivalents balances held in foreign currencies, only in "autonomous foreign entities" in a separate part of the reconciliation of the change in cash and cash equivalents during the period.

                  In accordance with US GAAP:

                  The statements shall report the effect of exchange rate changes on all cash and cash equivalents balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.

         (b) Securitization transaction (see Note 3)

                  In accordance with Israeli GAAP:

                  The securitization transaction was classified as a sale of trade receivables. Thus, cash flows, derived from that transaction, were classified as cash flows from operating activities.

                  In accordance with US GAAP:

                  Until June 30, 2003 the securitization transaction did not meet the criteria set out by FAS 140 for the classification as a sale of trade receivables and was classified as a secured borrowing. Therefore, cash flows derived from this transaction until June 30, 2003 were classified as cash flows from financing activities.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements

         1.       Statements of income:

                  a) Net income:

                                                                                      Year ended December 31
                                                                          -------------------------------------------------
                                                                                  2005               2004              2003
                                                                          -------------    --------------    --------------
                                                                                          US$ thousands
                                                                          -------------------------------------------------
                  Net income as reported, according to
                   Israeli GAAP                                               205,493            165,527            102,774
                                                                          -------------    --------------    --------------

                  Deferred taxes (A1)                                             595            (15,861)           (21,171)
                  Share-based payments to employees (A2)                      (12,213)           (26,185)           (28,004)
                  Financial derivatives (A3)                                   19,530            (10,374)            (2,030)
                  Amortization of goodwill (A4)                                 9,149             10,569              5,277
                  Provision for loss in respect of convertible
                  securities in investee companies (A5)                            55              1,760                330
                  Capitalization of licensing costs (A6)                        2,241             (5,325)            (3,835)
                  Cancallation  of  cumulative  effect  of  change in
                  accounting
                   method (A1)                                                  2,025                  -                  -
                  Other                                                          (223)                 -                  -
                                                                          -------------    --------------    --------------
                                                                              226,652            120,111             53,341
                  Income tax in respect of the above differences               (1,300)             3,736              2,790
                  Minority interest in respect of the
                   above differences                                              748               (109)               (60)
                                                                          -------------    --------------    --------------
                  Net income according to US GAAP                             226,100            123,738             56,071
                                                                          =============    ==============    ==============


                  b) Earnings per ordinary share

                 Basic earnings per ordinary share:
                 As reported according to Israeli GAAP                             0.44             0.39              0.26
                                                                          =============    ==============    ==============
                 As reported according to US GAAP                                  0.54             0.32              0.15
                                                                          =============    ==============    ==============
                 Weighted average of number of shares and
                  share equivalents according to US GAAP                        421,879          383,907           363,308
                                                                          =============    ==============    ==============
                 Fully diluted earnings per ordinary share:
                 As reported according to Israeli GAAP                             0.44             0.37              0.25
                                                                          =============    ==============    ==============
                 As reported according to US GAAP                                  0.51             0.28              0.14
                 Weighted average of number of shares and                 =============    ==============    ==============
                  equivalents according to US GAAP                              441,983          446,098           401,109
                                                                          =============    ==============    ==============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         2.       Balance sheet:

                                             December 31, 2005                               December 31, 2004
                               -----------------------------------------------  --------------------------------------------
                                  As reported     Adjustments         US GAAP    As reported     Adjustments         US GAAP
                               --------------   -------------     ------------  ------------  ---------------   ------------
                                               US$ thousands                                   US$ thousands
                               -----------------------------------------------  --------------------------------------------
Other receivables(1)(5)               86,414          18,659         105,073          77,219          5,323          82,542

Long-term
investments, loans
and receivables (4)                   22,684          15,758          38,442          22,070         15,957          38,027

Intangible assets
after                                535,054          39,337         574,391         527,420         26,161         553,581
amortization(2)(3)(6)(10)

Other payables(3)(5)(8)              197,173           2,718         199,891         192,405         14,685         207,090

Deferred taxes, net(1)                59,801          20,526          80,327          54,354          8,674          63,028

Employee severance
 benefits, net(4)                     28,014          16,198          44,212          26,709         15,957          42,666

Minority interest(7)(12)              28,586          (2,256)         26,330          18,756         (1,981)         16,775

Capital reserve(8)(9)(10)             (3,715)        134,848         131,133          (2,568)       128,993         126,425

Proposed dividend
 subsequent to balance
 sheet date(11)                       23,500         (23,500)              -          12,700        (12,700)              -

Retained earnings(12)                481,029         (74,780)        406,249         345,841       (106,187)        239,654

Shareholders' equity               1,135,097          36,568       1,171,665         874,495         10,106         884,601




(1)   Change in deferred taxes.
(2)   Reversal of systematic amortization related to goodwill.
(3)   Reconciliation of additional goodwill related to contingent consideration.
(4)   Reconciliation of deposits funded in respect of severance pay.
(5)   Recognition of all derivatives at fair value.
(6)   Capitalization of licensing costs.
(7) Elimination of provisions for potential losses resulting from dilution of holding in investee companies.
(8)   Share options issued to employees.
(9) Cumulative foreign currency translation adjustments with respect to GAAP differences.
(10)  Purchase of minority shares of Agan.
(11)  Dividend declared subsequent to balance sheet date.
(12)  Effects of the reconciliation to US GAAP.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         3.       Comprehensive income

         Comprehensive income includes two components - net income and other comprehensive income. Net income is the earning stated in the statement of operations and other comprehensive income include amounts recorded directly to shareholders' equity that do not derive from transactions with shareholders or from distribution of income to shareholders.

                                                                                      Year ended December 31
                                                                           -------------------------------------------------
                                                                                    2005             2004              2003
                                                                           -------------   --------------   ----------------
                                                                                           US$ thousands
                                                                           -------------------------------------------------
        Net income according to US GAAP                                         226,100          123,738            56,071
                                                                           -------------   --------------   ----------------
        Other comprehensive income, net of nil tax:
        Adjustments from translation of financial statements
         of investee companies                                                   (2,701)           2,825             1,886
                                                                           -------------   --------------   ----------------
        Total comprehensive income                                              223,399           126,563            57,957
                                                                           =============   ==============   ================

         4.       Statement of cash flows:
                                                                                     Year ended December 31
                                                                           -------------------------------------------------
                                                                                  2005              2004               2003
                                                                           -------------   --------------   ----------------
                                                                                          US$ thousands
                                                                           -------------------------------------------------
                Net cash flows generated by operating activities:
                According to Israeli GAAP                                     183,158            215,653           249,240
                Effect of change in exchange rate on cash
                 (A14a)                                                         3,091             (1,997)           (5,434)
                Classification of securitization transaction
                 (A14b)                                                             -                  -           (48,226)
                                                                           -------------   --------------   ----------------
                According to US GAAP                                          186,249            213,656           195,580
                                                                           =============   ==============   ================
                Net cash flows generated by financing activities:
                According to Israeli GAAP                                     (55,559)           (82,033)         (155,926)
                Classification of securitization transaction
                 (A14b)                                                             -                  -            48,226
                                                                           -------------   --------------   ----------------
                According to US GAAP                                          (55,559)           (82,033)         (107,700)
                                                                           =============   ==============   ================

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         4.    Statement of cash flows: (cont'd)

         Translation differences in respect of cash balances of autonomous foreign investee companies:

                                                                                     Year ended December 31
                                                                          -------------------------------------------------
                                                                                  2005              2004               2003
                                                                          ------------    --------------      -------------
                                                                                          US$ thousands
                                                                          -------------------------------------------------
                Translation differences in respect of cash balances:
                According to Israeli GAAP                                           -                  -                 -
                Effect of change in exchange rate on cash
                 (A14a)                                                        (3,091)             1,997             5,434
                                                                          ------------    --------------      -------------
                According to US GAAP                                           (3,091)             1,997             5,434
                                                                          ============    ==============      =============

                                                 Makhteshim-Agan Industries Ltd.


Appendix to the Financial Statements
-------------------------------------------------------------------------------



Rate of Control and Ownership in Subsidiaries as at December 31, 2005

A.       Domestic consolidated subsidiaries

                                                                                                                  Control and
                                                                                                                    ownership
                                                                                                                   of holding
Holding company                                  Investee company                                                     company
---------------                                  ----------------                                             ---------------
                                                                                                                            %
                                                                                                              ---------------
Makhteshim-Agan Industries Ltd.                  Makhteshim Chemical Works Ltd. (Makhteshim)                             100
                                                 Agan Chemical Manufacturers Ltd. (Agan)                                 100
                                                 Lycored - Natural Products Industries Ltd. (Lycored)                     98
                                                 Luxembourg Medicine Ltd.                                                100

Makhteshim                                       Prisma Industries Ltd.                                                  100
                                                 Negev Peroxide - Registered Partnership                                 100

Agan                                             Agan Aroma Chemicals Ltd.                                               100
                                                 Agan Chemical Marketing Ltd.                                            100

Lycored                                          Bio-Dar Ltd.                                                            100
                                                 Dalidar Pharma Israel (1995) Ltd.                                       100

Luxembourg Medicine Ltd.                         Isramedcom Ltd                                                          100
                                                 Luxvision Ltd. (formerly Curex Ltd.)                                    100

B.       Foreign consolidated subsidiaries

Makhteshim                                       Celsius Property B.V. (Celsius)                                         100

Agan                                             Fahrenheit Holding B.V. (Fahrenheit)                                    100

Lycored                                          Nutriblend International Sarl                                           100
                                                 ALB Holdings UK                                                         100

ALB Holdings UK                                  Nutriblend Ltd.                                                         100

Makhteshim and Agan  in equal parts              Makhteshim Agan Holding B.V.                                            100

Celsius                                          Irvita Plant Protection N.V.                                            100

Irvita Plant Protection N.V.                     White Rock Insurance Company PCC Limited/Macell                         100

Fahrenheit                                       Quena Plant Protection N.V.                                             100

Celsius and Fahrenheit in equal parts            Magan HB B.V.                                                           100
                                                 Aragonesas Agro S.A.                                                    100
                                                 Magan Argentina S.A.                                                    100
                                                 Makhteshim Agan Hungaria K.F.T                                          100
                                                 Proficol S.A.                                                          57.5
                                                 Proficol Andina N.V.                                                   57.5

Magan HB B.V.                                    MAB Participacoes S/C Ltd.                                              100

MAB Participacoes S/C Ltd.                       Milenia Participacoes S.A                                               100

Milenia Participacoes S.A.                       Milenia Paraguay S.A.                                                   100
                                                 Emerald Agrochemical Company AVV                                        100
                                                 Milenia Biotechnologia e Genetica Ltd.                                   55
                                                 Milenia Agro Ciencias S.A.                                              100
                                                 Defensa S.R.L.                                                          100

                                                 Makhteshim-Agan Industries Ltd.

Appendix to the Financial Statemetns
--------------------------------------------------------------------------------


B.       Foreign consolidated subsidiaries (Cont'd)

                                                                                                                  Control and
                                                                                                                    Ownership
                                                                                                                   of holding
Holding company                                  Investee company                                                     company
---------------                                  ----------------                                            -----------------
                                                                                                                            %
                                                                                                             -----------------
Makhteshim Agan Hungrria K.F.T                   Biomark Trading House K.f.t                                              70

Proficol S.A.                                    Proficol Venezuela S.A.                                                 100

Proficol Andina N.V.                             Rice Co. LLC (USA)                                                     50.1

Makhteshim Agan Holding B.V                      Makhteshim Agan Costa Rica S.A.                                         100
                                                 Makhteshim Agan Espana S.A.                                             100
                                                 Makhteshim Agan of North America Inc.                                   100
                                                 Makhteshim Agan France S.A.R.L.                                         100
                                                 Makhteshim Agan (UK) Ltd.                                               100
                                                 Makhteshim Agan Romania S.R.L.                                          100
                                                 Makhteshim Agan (Thailand) Ltd.                                         100
                                                 Agricur Defensivos Agricolas Ltd.                                       100
                                                 Makhteshim Agan Italia S.R.L.                                            95
                                                 Makhteshim Agan South Africa PTY Ltd.                                   100
                                                 Magan Korea Co. Ltd.                                                    100
                                                 Makhteshim Agan India Private Ltd.                                      100
                                                 Makhteshim Agan Poland SP. zo.o                                         100
                                                 Magan Holding Germany GmbH                                              100
                                                 Makhteshim Agan Sweden AB                                               100
                                                 Makhteshim Agan Portugal Ltd.                                           100
                                                 Magan Japan Co. Ltd.                                                    100
                                                 Magan Italia S.R.L                                                      100
                                                 MA U.S. Holding Inc. (USA)                                              100
                                                 Agronica Australasia Pty Limited Australia                              100
                                                 Makhteshim Agan Benalux and Nordik B.V.                                  49

Magan Holding Germany GmbH                       Feinchemie Schwebda GmbH                                                100
                                                 Makhteshim Agan Deutschland GmbH                                        100

Feinchemi Schwebdan GmbH                         FCS France S.A                                                          100
                                                 Feinchemi (UK) Ltd.                                                     100

MA U.S. Holding Inc. (USA)                       Farm Saver Group                                                        100
                                                 Control Solutions Inc.                                                   60

Agronica Australasia Pty
 Limited Australia                               Farmoz Pty Limited                                                      100

C.   Companies Proportionately Consolidated

Makhteshim Agan Industries                       Biotec M.A.H. Management Ltd                                             50
                                                 Biotec M.A.H. - Registered Partnership                                   50

Biotec M.A.H -
Registered Partnership                           Biotec Agro Ltd.                                                        100

Makhteshim Agan Holdings B.V.                    Alfa Agricultural Supplies S.A.                                          49

Fahrenheit                                       InnovAroma S.A.                                                          50

D   Affiliated companies

Makhteshim                                       Fibertec Fiberglass Ltd.                                               45.5

Makhteshim and Agan hold shares in other foreign companies which retain registration rights to certain products sold outside of Israel.